Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEET

In accordance with IFRS at June 30, 2010 and December 31, 2009

In million EUR	Note	June 30, 2010	December 31, 2009
		(unaudited)
ASSETS

Intangible assets	7	4,889	4,609
Investments	5	151,394	134,205
Investments for account of policyholders	6	139,717	125,845
Derivatives		8,788	4,917
Investments in associates		748	696
Reinsurance assets		6,010	5,110
Defined benefit assets		385	356
Deferred tax assets		87	278
Deferred expenses and rebates	8	12,956	11,481
Other assets and receivables		8,443	6,823
Cash and cash equivalents		5,328	4,314

Total assets		338,745	298,634

EQUITY AND LIABILITIES

Shareholders’ equity		17,196	12,164
Convertible core capital securities		2,000	2,000
Other equity instruments		4,702	4,709

Issued capital and reserves attributable to equity holders of AEGON N.V.		23,898	18,873
Minority interest		13	10

Group equity		23,911	18,883

Trust pass-through securities		161	130
Insurance contracts		107,207	93,790
Insurance contracts for account of policyholders		76,290	69,760
Investment contracts		27,616	27,932
Investment contracts for account of policyholders		64,434	57,421
Derivatives		8,192	5,716
Borrowings	10	7,938	7,485
Provisions		509	421
Defined benefit liabilities		2,155	2,104
Deferred revenue liabilities		81	69
Deferred tax liabilities		1,857	817
Other liabilities		18,027	13,714
Accruals		367	392

Total liabilities		314,834	279,751

Total equity and liabilities		338,745	298,634

CONDENSED CONSOLIDATED INCOME STATEMENT

In accordance with IFRS for the six months ended June 30, 2010 and 2009

In million EUR		Six months ended June 30
	Note	2010 (unaudited)	2009 (unaudited)

Premium income	11	11,427	10,540
Investment income	12	4,378	4,441
Fee and commission income		841	780
Other revenues		1	1

Total revenues		16,647	15,762

Income from reinsurance ceded		906	915
Results from financial transactions	13	1,314	(232)
Other income	14	34	2

Total income		18,901	16,447

Benefit and expenses		17,440	15,797
Impairment charges/(reversals)	15	276	843
Interest charges and related fees		195	226
Other charges	16	116	386

Total charges		18,027	17,252

Share in net result of associates		19	12

Income/(loss) before tax		893	(793)
Income tax (expense) / benefit		(108)	459

Net income/(loss)		785	(334)

Net income/(loss) attributable to:

Equity holders of AEGON N.V.		784	(334)
Minority interest		1	—

Earnings and dividend per share (EUR per share)
Earnings per share [1,2]		0.35	(0.36)
Diluted earnings per share [1,3]		0.35	(0.36)

Earnings per share after potential attribution to convertible core capital securities [1,2]		0.30	—
Diluted earnings per share after conversion of convertible core capital securities [1,3]		0.27	—

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]	Figures for 2009 reflect Basic earnings per share. For 2010, earnings after potential attribution to convertible core capital securities reflect Basic earnings per share.
[3]

The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

CONDENSED CONSOLIDATED INCOME STATEMENT - CONTINUED

In million EUR		Six months ended June 30
	Note	2010 (unaudited)	2009 (unaudited)

Net income / (loss) per common share calculation

Net income / (loss)		784	(334)

Preferred dividend		(90)	(122)

Coupons on perpetuals		(96)	(93)

Earnings attributable to common shareholders		598	(549)

Potential coupon on convertible core capital securities		(85)	—

Earnings after potential attribution to convertible core capital securities		513	(549)

Weighted average number of common shares outstanding		1,707	1,516
Weighted average number of common shares outstanding after conversion of core capital securities		2,207	—

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In accordance with IFRS for the six months ended June 30, 2010 and 2009

Amounts in EUR million

	June 30, 2010	June 30, 2009

Net income/(loss)	785	(334)

Other comprehensive income:
Gains/(losses) on revaluation of available-for-sale investments	3,277	3,013
(Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments	(142)	490
Changes in revaluation reserve real estate held for own use	6	3
Changes in cash flow hedging reserve	319	(620)
Movement in foreign currency translation and net foreign investment hedging reserve	2,234	31
Equity movements of associates	8	(11)
Disposal of group assets	(22)	59
Aggregate tax effect of items recognized in other comprehensive income	(1,237)	(838)
Other	(7)	9

Other comprehensive income for the period	4,436	2,136

Total comprehensive income	5,221	1,802

Total comprehensive income attributed to:
Equity holders of AEGON N.V.	5,218	1,801
Minority interest	3	1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In accordance with IFRS for the six months ended June 30, 2010 and 2009

(unaudited)

in EUR million	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
Six months ended June 30, 2010

At beginning of year	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

Net income recognized in the income statement	—	784	—	—	—	—	784	1	785

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments	—	—	3,277	—	—	—	3,277	—	3,277

(Gains)/losses transferred to income statement on disposal and impairment of available for-sale-investments	—	—	(142)	—	—	—	(142)	—	(142)

Changes in revaluation reserve real estate held for own use	—	—	6	—	—	—	6	—	6

Changes in cash flow hedging reserve	—	—	319	—	—	—	319	—	319

Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	2,234	—	—	2,234	—	2,234

Equity movements of associates	—	—	—	8	—	—	8	—	8

Disposal of group assets	—	—	(22)	—	—	—	(22)	—	(22)

Aggregate tax effect of items recognized in other comprehensive income	—	—	(1,141)	(96)	—	—	(1,237)	—	(1,237)

Other	—	(9)	—	—	—	—	(9)	2	(7)

Total other comprehensive income	—	(9)	2,297	2,146	—	—	4,434	2	4,436

Total comprehensive income for 2010	—	775	2,297	2,146	—	—	5,218	3	5,221

Preferred dividend	—	(90)	—	—	—	—	(90)	—	(90)

Coupons on perpetual securities	—	(96)	—	—	—	—	(96)	—	(96)

Share options	—	—	—	—	—	(7)	(7)	—	(7)

At end of period	8,184	8,584	588	(160)	2,000	4,702	23,898	13	23,911

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In accordance with IFRS for the six months ended June 30, 2010 and 2009

(unaudited)

in EUR million	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
Six months ended June 30, 2009

At beginning of year	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

Net income recognized in the income statement	—	(334)	—	—	—	—	(334)	—	(334)

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments	—	—	3,013	—	—	—	3,013	—	3,013

(Gains)/losses transferred to income statement on disposal and impairment of available for-sale-investments	—	—	490	—	—	—	490	—	490

Changes in revaluation reserve real estate held for own use	—	—	3	—	—	—	3	—	3

Changes in cash flow hedging reserve	—	—	(620)	—	—	—	(620)	—	(620)

Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	31	—	—	31	—	31

Equity movements of associates	—	—	—	(11)	—	—	(11)	—	(11)

Disposal of group assets	—	—	59	—	—	—	59	—	59

Aggregate tax effect of items recognized in other comprehensive income	—	—	(889)	51	—	—	(838)	—	(838)

Other	—	8	—	—	—	—	8	1	9

Total other comprehensive income	—	8	2,056	71	—	—	2,135	1	2,136

Total comprehensive income / (loss) for 2009	—	(326)	2,056	71	—	—	1,801	1	1,802

Treasury shares	—	2	—	—	—	—	2	—	2

Preferred dividend	—	(122)	—	—	—	—	(122)	—	(122)

Coupons on perpetual securities	—	(93)	—	—	—	—	(93)	—	(93)

Share options	—	—	—	—	—	4	4	—	4

Other	—	(1)	—	—	—	—	(1)	—	(1)

At end of period	7,347	7,553	(5,111)	(2,147)	3,000	4,703	15,345	7	15,352

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

In accordance with IFRS for the six months ended June 30, 2010 and 2009

In million EUR	Six months ended June 30,
	2010 (unaudited)	2009 (unaudited)

Cash flow from operating activities	1,490	(5,450)

Purchases and disposals of intangible assets	(11)	(3)
Purchases and disposals of equipment and other assets	(53)	(20)
Purchases, disposals and dividends of subsidiaries and associates	(169)	(55)

Cash flow from investing activities	(233)	(78)

Issuance and purchase of share capital	—	2
Dividends paid	(90)	(122)
Issuances, repayments and coupons of convertible core capital securities	—	(121)
Issuances, repayments and coupons of perpetuals	(129)	(125)
Issuances, repayments and finance interest of borrowings	73	1,912

Cash flow from financing activities	(146)	1,546

Net increase/(decrease) in cash and cash equivalents	1,111	(3,982)
Net cash and cash equivalents at January 1	4,013	9,506
Effects of changes in exchange rate	113	127

Net cash and cash equivalents at the end of the period	5,237	5,651

	June 30, 2010	June 30, 2009

Cash and cash equivalents	5,328	6,816
Bank overdrafts	(91)	(1,165)

Net cash and cash equivalents	5,237	5,651

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF AEGON GROUP (UNAUDITED)

In million EUR, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the six month period ended June 30, 2010, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2009 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report on Form 20-F for 2009.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on August 11, 2010.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

Except for the changes highlighted below, all accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2009 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Consistent with prior interim and annual periods, AEGON recognizes a deferred tax asset for unrealized losses on unimpaired debt securities carried in the available-for-sale category in accordance with its interpretation of IAS 12 Income Taxes. During May 2010, the IFRS Interpretations Committee began discussing under what circumstances such an asset can be recognized. Depending on the outcome of the IFRS Interpretations Committee deliberations, AEGON may have to change its existing accounting policy and derecognize against opening equity (part of the) deferred tax assets it has currently recognized on its balance sheet.

Operating segments

Starting January 1, 2010 AEGON introduced a new reporting format for segment reporting that aligns with changes implemented in the way AEGON manages its businesses.

AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief operating decision maker”. The operating segments are:

•	AEGON Americas. Covers business units in the United States, Canada, Mexico and Brazil, including any of the units’ activities located outside these countries.

•	AEGON The Netherlands. Covers businesses operating in the Netherlands.

•	AEGON United Kingdom. Covers businesses operating in the United Kingdom.

•	New markets. Covers businesses operating in Central and Eastern Europe, Asia, Spain and France as well as AEGON’s variable annuity activities in Europe and AEGON Asset Management.

•	Holding and other activities. Includes financing, employee and other administrative expenses of Holding companies.

In addition, AEGON made the following other changes:

•	The use of “operating earnings” is discontinued to further simplify AEGON’s reporting and to focus on the key performance indicator “underlying earnings”.

•

The line item “Run-off businesses” is introduced which includes earnings of certain business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line item includes the earnings of institutional spread-based business and structured settlements (pay out annuities) business of AEGON Americas. AEGON believes that excluding the earnings of these blocks of business enhances the comparability from period to period of AEGON’s key earnings measure Underlying earnings.

•

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis and sales from these associates are reported proportionally.

The change in operating segments had no impact on equity or net income. The comparative segment information presented in note 3 has been adjusted to make the information consistent with the current period figures.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010:

IFRS 3 (revised) Business Combinations

The revised IFRS 3, applicable prospectively to all new acquisitions undertaken after January 1, 2010, continues to require the application of the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business will be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured at fair value through profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related transaction costs will be expensed.

The adoption of IFRS 3 (revised) does not change the accounting treatment, including the accounting for contingent consideration, for past acquisitions. The adoption of this standard did not have any impact during the current period as there were no acquisitions.

IAS 27 (revised) Consolidated and separate financial statements and consequential amendments to IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures

The revised IAS 27, applicable prospectively to all new transactions undertaken with non-controlling interest (minority interest) after January 1, 2010, requires the recording of the effect of all transactions in equity if there is no change in control. Where an interest is disposed and control (or significant influence or joint control) is lost, any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. In the past, the effect of transactions with non-controlling interests were accounted for as partial acquisitions and disposals and reflected either as goodwill or within the profit and loss account. The adoption of IAS 27 revised had no impact during the current period as there were no transactions with non-controlling interests and no disposals where an interest in an entity was retained after the loss of control (or significant influence or joint control) of that entity.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010 but are not currently relevant for the Group:

•	Amendment to IFRS 2 – Share based payment (Group cash settled and share based payment transactions)

•	Amendment to IAS 32 – Classification of Rights Issues

•	Amendment to IAS 39 Financial Instruments – Eligible hedged items

•	Improvements to IFRS (2009)

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Equity growth assumptions

AEGON has decided to reduce its short term equity market return assumption in determining estimated gross profits on variable life and variable annuity products in the Americas. The significant decrease in equity markets in the second quarter of 2010 would have resulted in an 11% gross short-term growth rate assumption at the end of the second quarter. AEGON has decided to set this assumption at 9% for the second quarter, reflecting the continued volatility experienced in equity markets and the use of macro equity hedges. This resulted in an additional charge of EUR 144 million, which has been included in fair value items partly offsetting gains from the company’s macro equity hedge.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.3279 (2009: USD 1.3349); 1 EUR = GBP 0.8696 (2009: GBP 0.8920).

Balance sheet items: closing rate 1 EUR = USD 1.2271 (2009: USD 1.4134; year-end 2009: USD 1,4406); 1 EUR = GBP 0.8175 (2009: GBP 0.8521; year-end 2009: GBP 0.8881).

AEGON Funding Company LLC

AEGON Funding Company LLC (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the US subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

Other

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

3. Segment information

3.1 Income statement

Six months ended June 30, 2010

In EUR million	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations[1]	Total	Asso- ciates elimi- nation	Total IFRS based

Underlying earnings before tax geographically	816	201	50	86	(144)	1	1,010	(22)	988
Fair value items	(119)	159	(11)	(1)	(41)	—	(13)	—	(13)
Realized gains / (losses) on investments	41	119	6	11	97	—	274	(2)	272
Impairment charges	(247)	(12)	(12)	(11)	—	—	(282)	—	(282)
Impairment reversals	47	5	3	—	—	—	55	—	55
Other income / (charges)	(105)	33	46	(11)	—	—	(37)	—	(37)
Run-off businesses	(109)	—	—	—	—	—	(109)	—	(109)
Share in net result of associates	—	—	—	—	—	—	—	19	19

Income before tax	324	505	82	74	(88)	1	898	(5)	893

Income tax (expense) / benefit	32	(112)	(32)	(22)	21	—	(113)	5	(108)

Net income	356	393	50	52	(67)	1	785	—	785

Inter-segment underlying earnings	(76)	(28)	(32)	127	9

Revenues
Life insurance gross premiums	3,320	2,269	3,955	649	—	—	10,193	(203)	9,990
Accident and health insurance	918	140	—	40	—	—	1,098	(1)	1,097
General insurance	—	259	—	81	—	—	340	—	340

Total gross premiums	4,238	2,668	3,955	770	—	—	11,631	(204)	11,427
Investment income	2,014	1,105	1,156	116	160	(138)	4,413	(35)	4,378
Fee and commission income	484	176	79	227	—	(125)	841	—	841
Other revenues	1	—	—	1	—	—	2	(1)	1

Total revenues	6,737	3,949	5,190	1,114	160	(263)	16,887	(240)	16,647

Inter-segment revenues	—	—	2	125	136

3. Segment information (continued)

Six months ended June 30, 2009

In EUR million	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations[1]	Total	Asso- ciates elimi- nation	Total IFRS based

Underlying earnings before tax geographically	143	201	28	80	(134)	(1)	317	(16)	301
Fair value items	174	(298)	16	7	(83)	—	(184)	—	(184)
Realized gains / (losses) on investments	(1)	123	22	3	18	—	165	—	165
Impairment charges	(635)	(109)	(49)	(5)	(5)	—	(803)	—	(803)
Impairment reversals	21	3	—	—	—	—	24	—	24
Other income / (charges)	1	—	8	(385)	—	—	(376)	—	(376)
Run-off businesses	68	—	—	—	—	—	68	—	68
Share in net result of associates	—	—	—	—	—	—	—	12	12

Income before tax	(229)	(80)	25	(300)	(204)	(1)	(789)	(4)	(793)
Income tax (expense) / benefit	378	43	2	(35)	67	—	455	4	459

Net income	149	(37)	27	(335)	(137)	(1)	(334)	—	(334)

Inter-segment underlying earnings	(13)	(8)	1	(3)	23

Revenues
Life insurance gross premiums	2,993	2,010	3,616	770	—	—	9,389	(266)	9,123
Accident and health insurance	891	146	—	41	—	—	1,078	—	1,078
General insurance	—	266	—	73	—	—	339	—	339

Total gross premiums	3,884	2,422	3,616	884	—	—	10,806	(266)	10,540
Investment income	2,136	1,074	1,069	175	48	(27)	4,475	(34)	4,441
Fee and commission income	440	199	76	65	—	—	780	—	780
Other revenues	—	—	—	1	—	—	1	—	1

Total revenues	6,460	3,695	4,761	1,125	48	(27)	16,062	(300)	15,762

Inter-segment revenues	1	(1)	2	—	25

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

AEGON has decided to reduce its short term equity market return assumption in determining estimated gross profits on variable life and variable annuity products in the Americas. The significant decrease in equity markets in the second quarter of 2010 would have resulted in an 11% gross short-term growth rate assumption at the end of the second quarter. AEGON has decided to set this assumption at 9% for the second quarter, reflecting the continued volatility experienced in equity markets and the use of macro equity hedges. This resulted in an additional charge of EUR 144 million, which has been included in fair value items partly offsetting gains from the company’s macro equity hedge.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings.

Fair value items

Fair value items include the ‘over’ or ‘under’ performance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings, the gains (losses) on real estate and hedge ineffectiveness.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under Fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, as well as mortgage and loan portfolios.

Impairment charges

Includes impairments (reversals) on available-for-sale bonds and impairments on shares including the effect of deferred policyholder acquisition costs and mortgage and loan portfolios on amortized costs and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Run-off businesses

Includes results of business units where management has decided to exit the market and to run–off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business and structured settlements blocks of business in the United States. AEGON has other blocks of businesses for which sales have been discontinued of which the earnings are included in underlying earnings.

Interest charges and other

‘Interest charges and other’ includes funding interest expenses and holding expenses.

Share in earnings of associates

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

3.2 INVESTMENTS GEOGRAPHICALLY

At June 30, 2010

Investments

				amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Ame- ricas	The Nether- lands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total EUR
1,784	44	Shares	1,453	843	54	70	—	(3)	2,417
89,694	7,804	Debt securities	73,094	18,332	9,546	2,118	21	—	103,111
16,565	8	Loans	13,500,	13,953	10	670	—	—	28,133
17,493	—	Other financial assets	14,256	40	—	42	698	—	15,036
812	—	Investments in real estate	662	2,035	—	—	—	—	2,697

126,348	7,856	Investments general account	102,965	35,203	9,610	2,900	719	(3)	151,394

—	21,366	Shares	—	7,220	26,136	2,981	—	(5)	36,332
—	13,099	Debt securities	—	15,616	16,023	216	—	—	31,855
69,401	4,826	Separate accounts and investment funds	56,557	—	5,904	1,156	—	—	63,617
—	3,548	Other financial assets	—	769	4,340	1,529	—	—	6,638
—	1,043	Investments in real estate	—	—	1,275	—	—	—	1,275

69,401	43,882	Investments for account of policyholders	56,557	23,605	53,678	5,882	—	(5)	139,717

195,749	51,738	Investments on balance sheet	159,522	58,808	63,288	8,782	719	(8)	291,111
105,881	—	Off balance sheet investments third parties	86,285	10,283	—	22,910	—	—	117,478

301,630	51,738	Total revenue generating investments	245,807	69,091	63,288	29,692	719	(8)	408,589
		Investments
102,935	7,785	Available-for-sale	83,884	18,991	9,523	1,959	21	—	114,378
16,565	8	Loans	13,500	13,953	10	670	—	—	28,133
—	—	Held-to-maturity	—	—	—	123	—	—	123
75,437	42,902	Financial assets at fair value through profit or loss	61,476	23,829	52,480	6,030	698	(8)	144,505
812	1,043	Investments in real estate	662	2,035	1,275	—	—	—	3,972

195,749	51,738	Total investments on balance sheet	159,522	58,808	63,288	8,782	719	(8)	291,111

103	8	Investments in associates	84	56	10	594	5	(1)	748
29,588	6,132	Other assets	24,112	11,815	7,501	1,676	32,331	(30,549)	46,886

225,440	57,878	Consolidated total assets	183,718	70,679	70,799	11,052	33,055	(30,558)	338,745

Investments geographically (continued)

At December 31, 2009

Investments

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Ameri- cas	The Nether- lands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total
1,917	47	Shares	1,331	661	53	54	—	(3)	2,096
86,699	6,973	Debt securities	60,182	20,384	7,852	2,001	1,049	—	91,468
17,255	10	Loans	11,978	12,975	11	604	—	—	25,568
16,975	—	Other financial assets	11,783	40	—	48	622	—	12,493
714	—	Investments in real estate	496	2,084	—	—	—	—	2,580

123,560	7,030	Investments general account	85,770	36,144	7,916	2,707	1,671	(3)	134,205
—	21,910	Shares	—	7,184	24,669	2,750	—	(5)	34,598
—	12,712	Debt securities	—	13,777	14,314	212	—	—	28,303
71,915	4,237	Separate accounts and investment funds	49,920	—	4,772	1,117	—	—	55,809
—	3,572	Other financial assets	—	788	4,023	1,276	—	—	6,087
—	931	Investments in real estate	—	—	1,048	—	—	—	1,048

71,915	43,362	Investments for account of policyholders	49,920	21,749	48,826	5,355	—	(5)	125,845
195,475	50,392	Investments on balance sheet	135,690	57,893	56,742	8,062	1,671	(8)	260,050
111,956	2,768	Off balance sheet investments third parties	77,715	12,968	3,116	8,983	—	—	102,782

307,431	53,160	Total revenue generating investments	213,405	70,861	59,858	17,045	1,671	(8)	362,832

		Investments
99,706	6,944	Available-for-sale	69,211	20,944	7,819	1,888	1,049	—	100,911
17,255	10	Loans	11,978	12,975	11	604	—	—	25,568
—	—	Held-to-maturity	—	—	—	70	—	—	70
77,800	42,507	Financial assets at fair value through profit or loss	54,005	21,890	47,864	5,500	622	(8)	129,873
714	931	Investments in real estate	496	2,084	1,048	—	—	—	3,628

195,475	50,392	Total investments on balance sheet	135,690	57,893	56,742	8,062	1,671	(8)	260,050

103	7	Investments in associates	72	53	8	560	4	(1)	696
28,545	5,736	Other assets	19,815	8,176	6,460	1,346	30,088	(27,997)	37,888

224,123	56,135	Consolidated total assets	155,577	66,122	63,210	9,968	31,763	(28,006)	298,634

4. Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2010 and December 31, 2009 and the condensed consolidating income statements and condensed cash flow statements are shown for the six months ended June 30, 2010, and 2009. The information is prepared in accordance with IFRS.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. In the AEGON financial statements, TFC is reported as a component of Holdings and other activities, which also includes additional parent company interest charges and holding expenses.

The condensed consolidating balance sheets as at June 30, 2010 and December 31, 2009 are shown below:

As at June 30, 2010 (unaudited)

In million EUR

	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Investments general account	—	—	151,396	(2)	151,394
Investments for account of policyholders	—	—	139,722	(5)	139,717
Investments in associates	—	—	748	—	748
Group companies and loans	24,284	—	(54)	(24,230)	—
Other assets and receivables	6,330	362	46,313	(6,119)	46,886

Total assets	30,614	362	338,125	(30,356)	338,745

Shareholders’ equity	17,196	(6)	17,014	(17,008)	17,196
Convertible core capital securities	2,000	—	—	—	2,000
Other equity instruments	4,702	—	—	—	4,702
Minority interest	—	—	13	—	13

Group equity	23,898	(6)	17,027	(17,008)	23,911

Trust pass-through securities	—	—	161	—	161
Subordinated borrowings	—	—	—	—	—
Insurance contracts general account	—	—	107,207	—	107,207
Insurance contracts for account of policyholders	—	—	76,290	—	76,290
Investment contracts general account	—	—	27,616	—	27,616
Investment contracts for account of policyholders	—	—	64,434	—	64,434
Loans from group companies	1,719	—	11,629	(13,348)	—
Other liabilities	4,997	368	33,761	—	39,126

Total equity and liabilities	30,614	362	338,125	(30,356)	338,745

As at December 31, 2009

In million EUR

	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Investments general account	—	—	134,208	(3)	134,205
Investments for account of policyholders	—	—	125,850	(5)	125,845
Investments in associates	—	—	696	—	696
Group companies and loans	18,057	—	294	(18,351)	—
Other assets and receivables	7,940	400	35,582	(6,034)	37,888

Total assets	25,997	400	296,630	(24,393)	298,634

Shareholders’ equity	12,164	—	12,031	(12,031)	12,164
Convertible core capital securities	2,000	—	—	—	2,000
Other equity instruments	4,709	—	—	—	4,709
Minority interest	—	—	10	—	10

Group equity	18,873	—	12,041	(12,031)	18,883

Trust pass-through securities	—	—	130	—	130
Subordinated borrowings	—	—	—	—	—
Insurance contracts general account	—	—	93,790	—	93,790
Insurance contracts for account of policyholders	—	—	69,760	—	69,760
Investment contracts general account	—	—	27,932	—	27,932
Investment contracts for account of policyholders	—	—	57,421	—	57,421
Loans from group companies	1,512	—	10,850	(12,362)	—
Other liabilities	5,612	400	24,706	—	30,718

Total equity and liabilities	25,997	400	296,630	(24,393)	298,634

The condensed consolidating income statements for the six months ended June 30, 2010 and 2009:

Six months ended June 30, 2010 (unaudited)

In million EUR

	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Income
Total revenues	929	1	16,624	(907)	16,647
Income from reinsurance ceded	—	—	906	—	906
Results from financial transactions	11	—	1,302	1	1,314
Other income	—	—	34	—	12

Total income	940	1	18,866	(906)	18,901

Charges
Benefits and expenses	62	1	17,377	—	17,440
Impairment charges/(reversals)	—	—	276	—	276
Interest charges and related fees	95	9	199	(108)	195
Other charges	—	—	116	—	116

Total charges	157	10	17,968	(108)	18,027

Share in net result of associates	—	—	19	—	19

Income/(loss) before tax	783	(9)	917	(798)	893
Income tax	1	3	(112)	—	(108)

Net income/(loss)	784	(6)	805	(798)	785

Six months ended June 30, 2009 (unaudited)

In million EUR

	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Income
Total revenues	(198)	3	15,702	255	15,762
Income from reinsurance ceded	—	—	915	—	915
Results from financial transactions	(28)	—	(203)	(1)	(232)
Other income	—	—	2	—	2

Total income	(226)	3	16,416	254	16,447

Charges
Benefits and expenses	56	1	15,740	—	15,797
Impairment charges/(reversals)	—	—	843	—	843
Interest charges and related fees	61	13	219	(67)	226
Other charges	—	—	386	—	386

Total charges	117	14	17,188	(67)	17,252

Share in net result of associates	—	—	12	—	12

Income/(loss) before tax	(343)	(11)	(760)	321	(793)
Income tax	9	5	445	—	459

Net income/(loss)	(334)	(6)	(315)	321	(334)

The condensed consolidating cash flow statements for the six months ended June 30, 2010 and 2009 are presented below:

Six months ended June 30, 2010 (unaudited)

In million EUR

	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Cash flow from operating activities	1,206	2	282	—	1,490

Purchases and disposals of intangible assets	—	—	(11)	—	(11)
Purchases and disposals of equipment and other assets	—	—	(53)	—	(53)
Purchases, disposals and dividends of subsidiaries and associates	—	—	(165)	(4)	(169)
Other	—	2	(2)	—	—

Cash flow from investing activities	—	2	(231)	(4)	(233)

Dividends paid	(90)	—	—	—	(90)
Issuances, repayments and coupons of perpetuals	(129)	—	—	—	(129)
Issuances, repayments and finance interest on borrowings	(1,069)	(4)	1,095	4	26
Other		—	47	—	47

Cash flow from financing activities	(1,288)	(4)	1,142	4	(146)

Net increase/(decrease) in cash and cash equivalents	(82)	—	1,193	—	1,111

Six months ended June 30, 2009 (unaudited)

In million EUR

	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Cash flow from operating activities	(2,362)	(10)	(3,078)	—	(5,450)

Purchases and disposals of intangible assets	—	—	(3)	—	(3)
Purchases and disposals of equipment and other assets	—	—	(20)	—	(20)
Purchases, disposals and dividends of subsidiaries and associates	—	—	(30)	(25)	(55)
Other	—	34	(34)	—	—

Cash flow from investing activities	—	34	(87)	(25)	(78)

Issuance and purchase of share capital	2	—	—	—	2
Dividends paid	(122)	—	—	—	(122)
Issuance, repayment and coupons of convertible core capital securities	(121)	—	—	—	(121)
Issuance, repayment and coupons of perpetuals	(125)	—	—	—	(125)
Issuance, repayment and finance interest on borrowings	777	(25)	1,135	25	1,912
Other	(2)	—	2	—	—

Cash flow from financing activities	409	(25)	1,037	25	1,546

Net increase/(decrease) in cash and cash equivalents	(1,953)	(1)	1,137	—	(3,982)

5. Investments

In million EUR

	June 30, 2010	December 31, 2009
Available-for-sale (AFS)	114,378	100,911
Loans	28,133	25,568
Held-to-maturity (HTM)	123	70
Financial assets at fair value through profit or loss (FVTPL)	6,063	5,076

Total financial assets, excluding derivatives	148,697	131,625
Investments in real estate	2,697	2,580

Total investments for general account	151,394	134,205

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	1,240	1,177	—	—	2,417
Debt securities	101,037	1,951	123	—	103,111
Money market and other short-term investments	11,061	1,069	—	—	12,130
Mortgages	—	—	—	24,038	24,038
Private loans	—	—	—	832	832
Deposits with financial institutions	—	—	—	718	718
Policy loans	—	—	—	2,361	2,361
Receivables out of share lease agreements	—	—	—	29	29
Other	1,040	1,866	—	155	3,061

At June 30, 2010	114,378	6,063	123	28,133	148,697

	AFS	FVTPL	HTM	Loans	Total
Shares	1,097	999	—	—	2,096
Debt securities	89,716	1,682	70	—	91,468
Money market and other short-term investments	9,189	875	—	—	10,064
Mortgages	—	—	—	21,525	21,525
Private loans	—	—	—	760	760
Deposits with financial institutions	—	—	—	1,047	1,047
Policy loans	—	—	—	2,039	2,039
Receivables out of share lease agreements	—	—	—	39	39
Other	909	1,520	—	158	2,587

At December 31, 2009	100,911	5,076	70	25,568	131,625

6. Investments for account of policyholders

In million EUR

	June 30, 2010	December 31, 2009

Shares	36,332	34,598
Debt securities	31,855	28,303
Money market and other short-term investments	3,028	2,925
Deposits with financial institutions	2,821	2,357
Separate accounts and unconsolidated investment funds	63,617	55,809
Other	789	805

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	138,442	124,797
Investments in real estate	1,275	1,048

Total investments for account of policyholders	139,717	125,845

7. Intangible assets

In million EUR

	June 30, 2010	December 31, 2009

Goodwill	761	720
VOBA	3,539	3,362
Future servicing rights	541	493
Software	31	18
Other	17	16

Total intangible assets	4,889	4,609

The increase in goodwill is attributable to foreign currency effects.

The increase in value of business acquired (VOBA) and future servicing rights is mainly attributable to foreign currency effects offset by amortizations and the impact of shadow accounting.

8. Deferred expenses and rebates

In million EUR

	June 30, 2010	December 31, 2009

DPAC for insurance contracts and investment contracts with discretionary participation features	12,320	10,900
Deferred transaction costs for investment management services	389	328
Unamortized interest rate rebates	247	253

Total deferred expenses and rebates	12,956	11,481

Deferred policy acquisition costs (DPAC) balances increased, reflecting changes in foreign currency exchange rates and newly deferred expenses offset by amortizations and the impact of shadow accounting.

9. Share capital

In million EUR

	June 30, 2010	December 31, 2009

Share capital - par value	278	278
Share premium	7,906	7,906

Total share capital	8,184	8,184

Share capital – par value
Balance at January 1	278	251
Issuance	—	27

Balance	278	278

Share premium
Balance at January 1	7,906	7,096
Issuance	—	810

Balance	7,906	7,906

10. Borrowings

In million EUR

	June 30, 2010	December 31, 2009

Debentures and other loans	7,093	6,512
Commercial paper	686	520
Short term deposits	68	152
Bank overdrafts	91	301

Total borrowings	7,938	7,485

Debentures and other loans have been negatively impacted by foreign currency exchange rates. Included in Debentures and other loans is EUR 1,029 million relating to borrowings measured at fair value. Commercial paper has been issued in the normal course of business. Short term deposits and Bank overdrafts have been reduced since cash inflows have been used to repay short term debt.

11. Premium income and premium to reinsurers

In million EUR

	2010	2009
Gross
Life	9,986	9,121
Non-Life	1,441	1,419

	11,427	10,540

Reinsurance
Life	698	706
Non-Life	169	156

	867	862

12. Investment income

In million EUR

	2010	2009

Interest income	3,934	4,080
Dividend income	357	273
Rental income	87	88

Total investment income	4,378	4,441

Investment income related to general account	3,141	3,231
Investment income account of policyholders	1,237	1,210

Total	4,378	4,441

13. Result from financial transactions

In million EUR

	2010	2009

Net fair value change of general account financial investments at FVTPL other than derivatives	20	(34)
Realized gains and losses on financial investments	335	126
Gains and (losses) on investments in real estate	(47)	(36)
Net fair value change of derivatives	1,357	(910)
Net fair value change on for account of policyholder financial assets at FVTPL	(498)	854
Net fair value change on investments in real estate for account of policyholders	72	(134)
Net foreign currency gains and (losses)	84	(14)
Net fair value change on borrowings and other financial liabilities	(9)	(91)
Realized gains and (losses) on repurchased debt	—	7

Total	1,314	(232)

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by higher amounts in the benefits and expenses line. 2010 included net fair value losses on shares and bonds held for account of policyholders whereas 2009 included net fair value gains.

14. Other income

Other income includes a gain relating to the sale of the funeral insurance business in the Netherlands of EUR 33 million. On April 1, 2010 AEGON completed the sale of this business to Egeria. Refer to note 17 – Business combinations for more details about this disposal.

15. Impairment charges/(reversals)

In million EUR

	2010	2009
Impairment charges/(reversals) comprise
Impairment charges on financial assets, excluding receivables[1]	327	855
Impairment reversals on financial assets, excluding receivables[1]	(55)	(24)
Impairment charges on non-financial assets and receivables	4	12

Total	276	843

Impairment charges on financial assets, excluding receivables, from:
Shares	4	81
Debt securities and money market instruments	276	703
Loans	47	71

Total	327	855

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(52)	(23)
Loans	(3)	(1)

Total	(55)	(24)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

16. Other charges

Other charges includes a one-time provision of EUR 105 million for settlement of a dispute related to a Bank Owned Life Insurance (BOLI) policy in the United States. Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON.

2009 included the loss on the sale of AEGON Taiwan of EUR 385 million.

17. Business combinations

On April 1, 2010, AEGON completed the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for EUR 212 million. The actual proceeds from the sale amounted to EUR 162 million, the remainder was upstreamed as a dividend prior to the sale.

The value of the assets and liabilities sold amounted to EUR 1,084 million and EUR 933 million respectively. The assets included an amount of EUR 320 million of cash. Included in the gain are unrealized gains in an amount of EUR 22 million, reflecting revaluation reserves which were recycled through the income statement. In 2009, AEGON’s funeral insurance business generated EUR 70 million in gross written premiums.

18. Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2009 consolidated financial statements of AEGON.

19. Events after the balance sheet date

On July 8, 2010, AEGON The Netherlands completed the sale of EUR 1,017,500,000 Class A residential mortgage backed securities (RMBS) in a private placement with institutional investors. These securities are expected to have a weighted average life of 4.3 years and are priced at par with a coupon of three month Euribor plus 1.35%. The securities were issued under the Dutch SAECURE program. The net proceeds will be used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in our Report on Form 20-F filed with the SEC on March 29, 2010.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

See Item 2.2.iii of this Form 6-K for further discussion on guaranteed minimum benefits in our insurance products.

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule and the level of reserves held for guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, including the impact on the guarantees, is recognized in the income statement as an expense or a benefit in the period of determination. At June 30, 2010, the assumptions for variable life and variable annuity products, were as follows in the United States: gross long-term equity growth rate of 9% (December 31, 2009: 9%); gross short-term growth rate of 9% (December 31, 2009: 7.25%); gross short- and long-term fixed security growth rate of 6% (December 31, 2009: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (December 31, 2009: 3.5%). The significant decrease in equity markets in the second quarter of 2010 would have resulted in an 11% gross short-term growth rate at June 30, 2010. The short-term equity growth rate was set at 9% reflecting the continued volatility experienced in equity markets and use of macro equity hedges which caused an additional DPAC amortization / reserve strengthening of EUR 144 million.

A 1% decrease in the expected long-term equity growth rate with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 58 million, while a change in the short-term equity growth rate by 1% (increase or decrease) would result in DPAC and VOBA balances and reserve changes of approximately EUR 59 million. A change in both the long-term and short-term equity growth rates to 8% would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 116 million. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.8 billion at June 30, 2010.

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (EGP) calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

A 10% increase in the mortality assumption would impact net income by approximately EUR 71 million. A 20% increase in the lapse assumption would impact net income by approximately EUR 28 million.

Any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact net income by less than EUR 12 million (per assumption change).

DPAC

The movements in DPAC over the first six months of 2010 compared to the first six months of 2009 can be summarized and compared as follows:

In million EUR

	Six months ended June 30
	2010	2009

At January 1	10,900	12,224
Costs deferred/rebates granted during the year	765	824
Disposal of group assets	(69)	(296)
Amortization through income statement	(594)	(718)
Shadow accounting adjustments	(200)	(727)
Net exchange rate differences	1,523	271
Other	(5)	(3)

At June 30	12,320	11,575

DPAC per strategic business unit is as follows per June 30, 2010 and December 31, 2009:

In million EUR

	Americas	The Netherlands	United Kingdom	New markets	Total

Life	5,625	273	201	158	6,257
Individual savings and retirement products	1,441	—	—	23	1,464
Pensions	375	54	3,124	—	3,553
Life Reinsurance	1,043	—	—	—	1,043
Non-life	—	—	—	3	3

At June 30, 2010	8,484	327	3,325	184	12,320

	Americas	The Netherlands	United Kingdom	New markets	Total

Life	4,905	374	196	149	5,624
Individual savings and retirement products	1,145	—		19	1,164
Pensions	379	58	2,773	—	3,210
Life Reinsurance	900	—	—	—	900
Non-life	—	—	—	2	2

At December 31, 2009	7,329	432	2,969	170	10,900

VOBA

The movement in VOBA over the first six months of 2010 compared to the first six months of 2009 can be summarized and compared as follows:

In million EUR

	Six months ended June 30
	2010	2009

At January 1	3,362	4,119
Additions	1	—
Amortization/depreciation through income statement	(86)	(153)
Shadow accounting adjustments	(199)	(124)
Net exchange differences	461	60

At June 30	3,539	3,902

VOBA per strategic business unit is as follows per June 30, 2010 and December 31, 2009:

In million EUR

	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	1,616	3	—	60	1,679
Individual savings and retirement products	234	—	—	—	234
Pensions	36	53	784	—	873
Life Reinsurance	643	—	—	—	643
Non-life	—	—	—	—	—
Distribution	—	89	—	—	89
Run off businesses	21	—	—	—	21

At June 30, 2010	2,550	145	784	60	3,539

In million EUR

	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	1,562	3	1	64	1,630
Individual savings and retirement products	188	—	—	—	188
Pensions	85	55	734	—	874
Life Reinsurance	560	—	—	—	560
Non-life	—	—	—	—	—
Distribution	—	96	—	—	96
Run off businesses	14	—	—	—	14

At December 31, 2009	2,409	154	735	64	3,362

ii Fair value of financial instruments, borrowings and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost. These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Fair value of financial assets and liabilities

The estimated fair values of AEGON’s financial assets and liabilities are presented in the respective notes to the balance sheet together with their carrying values. The estimated fair values correspond to the amounts at which the financial instruments at AEGON’s best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

Shares

Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. These market quotes are obtained through index prices or pricing services.

The fair values of debt securities (including ABS – Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS – Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events.

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar debt securities traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Free standing financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944 Financial Services - Insurance) and presented together with insurance liabilities; and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a.	Financial guarantees

In the United States and United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year.

In The Netherlands, individual variable unit linked products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years and may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits:

In million EUR

	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	2010 Total[3]	United States[1]	Ca-nada[1]	The Nether- lands[2]	New Markets	2009 Total[3]

At January 1	92	685	757	1	1,535	350	1,028	1,156	23	2,557
Incurred guarantee benefits	332	4	292	22	650	(231)	(115)	(380)	(12)	(738)
Paid guarantee benefits	—	(515)	—	—	(515)	—	(76)	—	—	(76)
Net exchange differences	43	86	—	—	129	5	45	—	—	50

At June 30	467	260	1,049	23	1,799	124	882	776	11	1,793

Balance at June 30

Account value	7,580	2,257	7,273	912	18,022	4,768	2,130	5,867	489	13,254
Net amount at risk[4]	782	259	199	21	1,261	958	882	480	11	2,331

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2010, the reinsured account value was EUR 5.3 billion (December 31, 2009: EUR 4.5 billion) and the guaranteed remaining balance was EUR 4.6 billion (December 31, 2009: EUR 4.0 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At June 30, 2010, the contract had a value of EUR 106 million (December 31, 2009: EUR 90 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance so only the liability for the minimum guarantee is recorded on our books.

Product balances as of June 30, 2010 were EUR 736 million in fixed annuities (December 31, 2009: EUR 657 million) and EUR 157 million in life reinsurance (December 31, 2009: EUR 149 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMBD in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts as per June 30, 2010 and June 30, 2009:

	2010			2009
In million EUR	GMDB[1]	GMIB[2]	Total[3,4]	GMDB[1]	GMIB[2]	Total[3,4]

At January 1	334	543	877	409	434	843

Incurred guarantee benefits	68	41	109	146	132	278
Paid guarantee benefits	(76)	(21)	(97)	(135)	(17)	(152)
Net exchange differences	57	96	153	(7)	(13)	(20)

At June 30	383	659	1,042	413	536	949

Balance at June 30

Account value	27,378	6,784		21,666	5,769
Net amount at risk[5]	5,496	878		7,017	968
Average attained age of contractholders	66	66		66	66

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]	Balances are included in the insurance liabilities on the face of the balance sheet
[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d.	Life contingent guarantees in the Netherlands

The group pension contracts offered by AEGON in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by AEGON in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2010	2009
	GMB[1,2]	GMB[1,2]
At January 1	1,145	2,410
Incurred guarantee benefits	1,046	(1,488)

At June 30	2,191	922

Balance at June 30

Account value	14,197	13,354
Net amount at risk[3]	349	784

[1]	Guaranteed minimum benefit in the Netherlands
[2]	Balances are included in the insurance liabilities on the face of the balance sheet
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy. Refer to note 3 of our 2009 Form 20-F for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, income before tax for the first half year of 2010 would have been EUR 222 million higher or EUR 236 million lower (2009 year end: EUR 136 million higher or EUR 145 million lower).

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years, and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate of 25%. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities. Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 208 million or an increase of EUR 187 million, respectively, in IFRS income before tax for the first half year of 2010 (2009 year end: EUR 155 million or EUR 136 million decrease or increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 108 million (June 30, 2009: gain of EUR 6 million) to income before tax. This net gain is attributable to an increase in the total guarantee reserves of EUR 1,362 million (June 30, 2009: decrease of EUR 2,530 million). The main drivers of this increase are EUR (49)

million related to a decrease in equity markets (June 30, 2009: EUR 364 million), EUR (147) million related to increases in equity volatilities (June 30, 2009: EUR 267 million), EUR (1,932) million related to decreases in risk free rates (June 30, 2009: EUR 1,620 million) and EUR 232 million related to the increase in the spread of credit risk (June 30, 2009: EUR 117 million). Hedges related to these guarantee reserves contributed fair value gains of EUR 1,923 million to income before tax (June 30, 2009: EUR (2,474) million).

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of debt securities, money market investments and other are as follows as of June 30, 2010 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government	2,516	127	(14)	2,629	2,050	579
Dutch Government	1,944	114	—	2,058	1,880	177
Other Government	10,334	657	(183)	10,808	8,290	2,519
Mortgage backed securities	14,829	455	(1,701)	13,583	8,171	5,411
Asset backed securities	10,765	265	(1,193)	9,836	4,133	5,704
Corporate	60,429	3,677	(1,861)	62,246	46,125	16,121
Money market investments	11,061	—	—	11,061	11,059	2
Other	1,086	49	(95)	1,040	365	675

Total	112,964	5,344	(5,047)	113,261	82,073	31,188

Of which held by AEGON Americas, NL and UK	110,894	5,292	(4,973)	111,212	81,102	30,110

Unrealized Bond Losses by Sector

The composition by industry categories of debt securities and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at June 30, 2010 and December 31, 2009 is presented in the table below.

Unrealized losses – debt securities and money market investments

	June 30, 2010		December 31, 2009
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Residential mortgage backed securities	2,636	(965)	3,085	(1,108)
Commercial mortgage backed securities	2,705	(729)	3,653	(934)
Asset Backed Securities (ABSs) - Housing - Related	1,383	(533)	1,281	(631)
ABSs - Credit Cards	1,520	(34)	1,747	(71)
ABSs - Aircraft	82	(28)	55	(29)
ABSs - CBOs	1,293	(290)	1,156	(321)
ABSs - Other	1,498	(314)	1,780	(377)
Financial Industry - Banking	5,695	(925)	5,416	(1,046)
Financial Industry - Brokerage	96	(10)	107	(11)
Financial Industry - Finance companies	28	(7)	55	(17)
Financial Industry - Insurance	1,584	(283)	1,746	(335)
Financial Industry - Reits	475	(32)	644	(74)
Financial Industry - Financial other	761	(112)	835	(135)
Industrial - Basic Industry	560	(34)	588	(36)
Industrial - Capital Goods	592	(40)	986	(52)
Industrial - Consumer cyclical	906	(62)	1,123	(71)
Industrial - Consumer non-cyclical	939	(57)	1,381	(50)
Industrial - Energy	919	(90)	1,082	(35)
Industrial - Technology	340	(13)	693	(26)
Industrial - Transportation	453	(41)	553	(48)
Industrial - Communications	1,050	(58)	1,687	(68)
Industrial - Industrial other	229	(13)	322	(18)
Utility - Electric	860	(63)	1,174	(55)
Utility - Natural gas	457	(14)	426	(24)
Utility - Utility other	46	(1)	84	(2)
Sovereign exposure	3,406	(203)	6,498	(248)

Total	30,513	(4,951)	38,157	(5,822)

Of which held by AEGON Americas, NL and UK	29,435	(4,878)	37,182	(5,734)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The following narrative discussion relates to AEGON Americas, AEGON The Netherlands and AEGON UK. The composition by industry categories of debt securities and money market investments in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2010 and December 31, 2009, is presented in the table below.

Unrealized losses – debt securities and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	June 30, 2010		December 31, 2009
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Residential mortgage backed securities	2,636	(965)	3,085	(1,108)
Commercial mortgage backed securities	2,704	(729)	3,653	(934)
Asset Backed Securities (ABSs) - Housing - Related	1,312	(527)	1,246	(629)
ABSs - Credit Cards	1,520	(34)	1,747	(71)
ABSs - Aircraft	82	(28)	55	(29)
ABSs - CBOs	1,293	(290)	1,156	(321)
ABSs - Other	1,494	(313)	1,780	(377)
Financial Industry - Banking	5,539	(898)	5,193	(993)
Financial Industry - Brokerage	96	(10)	107	(11)
Financial Industry - Finance companies	26	(7)	55	(17)
Financial Industry - Insurance	1,553	(281)	1,720	(331)
Financial Industry - Reits	475	(32)	643	(74)
Financial Industry - Financial other	696	(99)	808	(118)
Industrial - Basic Industry	560	(34)	588	(36)
Industrial - Capital Goods	592	(40)	986	(51)
Industrial - Consumer cyclical	905	(62)	1,116	(70)
Industrial - Consumer non-cyclical	935	(57)	1,377	(50)
Industrial - Energy	919	(90)	1,078	(35)
Industrial - Technology	340	(13)	693	(26)
Industrial - Transportation	448	(41)	548	(48)
Industrial - Communications	1,042	(58)	1,682	(69)
Industrial - Industrial other	210	(13)	293	(16)
Utility - Electric	843	(62)	1,161	(55)
Utility - Natural gas	454	(14)	424	(16)
Utility - Utility other	46	(1)	85	(4)
Sovereign exposure	2,715	(180)	5,903	(245)

Total	29,435	(4,878)	37,182	(5,734)

The gross unrealized losses on AFS debt securities in an unrealized loss position decreased from December 31, 2009 to June 30, 2010 by EUR 0.9 billion primarily as a result of credit spread tightening and lower interest rates.

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2010, there are EUR 5,244 million of gross unrealized gains and EUR 4,878 million of gross unrealized losses in the AFS debt securities portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 2% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 78 million and relates to Bank of America.

Financial and credit market conditions were mixed during the first half of 2010. Economic growth was positive in most of the world, rebounding, albeit slowly, from the recessionary conditions experienced in early 2009. The credit crisis that began as a result of the subprime mortgage crisis was largely perceived to be stabilizing, mostly due to unprecedented government fiscal and monetary stimulus across the developed world, until concerns regarding the fiscal position of some European nations emerged as powerful market drivers. Massive international intervention was required to avoid, at least for the present, the possibility that Greece may default on its government obligations, and similar concerns stretch to the other weaker EU countries. Many world equity and credit markets weakened during the period due to the stresses in the European sovereign sector and because market participants began to question the robustness of economic recovery prospectively. In the US, the Federal Reserve maintained a Fed Funds rate of near zero, and US Treasury rates fell reflecting the US dollar’s role as an alternative to Euro-based investments and because inflation risks have not yet materialized. Corporate default rates fell dramatically during the first half of 2010, reflecting improved access to funding and better economic conditions. The prices for goldrose, reflective of its safe-haven status, while prices for most other commodities fell over the period.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of June 30, 2010:

Residential mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,786 million of residential mortgage-backed securities (RMBS), of which EUR 4,375 million is held by AEGON USA and EUR 1,403 million by AEGON The Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, prime jumbo/whole loan passthroughs, Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The following table shows the breakdown of AEGON USA’s RMBS portfolio*.

In million EUR	AAA	AA	A	BBB	<BBB	Amortized Cost	Fair Value	Unrealized Gain/(Loss)

GSE guaranteed	1,930	—	—	—	—	1,930	1,976	44
Prime Jumbo	139	17	137	12	205	510	438	(72)
Alt-A	58	13	—	31	763	865	739	(126)
Negative Amortization Floaters	197	57	52	75	1,068	1,448	871	(577)
Reverse Mortgage RMBS	405	—	—	—	—	405	353	(52)

Total RMBS	2,729	87	188	118	2,036	5,158	4,375	(783)

In million EUR	SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Amortized Cost	Fair Value	Unrealized Gain/(Loss)

GSE guaranteed	—	1,930	—	—	1,930	1,976	44
Prime Jumbo	227	247	22	14	510	438	(72)
Alt-A	590	272	2	1	865	739	(126)
Negative Amortization Floaters	1,382	28	9	29	1,448	871	(577)
Reverse Mortgage RMBS	—	405	—	—	405	353	(52)

Total RMBS	2,199	2,882	33	44	5,158	4,375	(783)

[1]	SSNR - super senior
[2]	SNR - senior
[3]	Mezz - mezzanine
[4]	SSUP - senior support
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

RMBS securities of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios. Our internal RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying loans in various delinquency buckets and by making certain assumptions with regards to the percentage of defaults in each bucket over the near-term and long-term. Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by our internal asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on RMBS is EUR 965 million, of which EUR 891 million relates to positions of AEGON USA, and the total net unrealized loss on RMBS is EUR 786 million, of which EUR 783 million relates to positions of AEGON USA. The pace of deterioration in the housing market continued in early 2009, but began to stabilize in late 2009 and early 2010. Even with the stabilization, fundamentals in RMBS securities continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class. In addition, a high percentage of the RMBS portfolio is comprised of floating rate securities, which has resulted in higher unrealized losses relative to fixed rate securities but not necessarily higher default losses.

Alt-A Mortgage Exposure

AEGON’s RMBS exposure includes exposure to securitized home loans classified as Alt-A. This portfolio totals EUR 739 million at June 30, 2010, with net unrealized losses on this portfolio of EUR 126 million. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The table below summarizes the credit quality and the vintage year of the available-for-sale Alt-A mortgage securities*.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

2004 & Prior	52	13	—	—	2	67	65	(2)
2005	6	—	—	—	127	133	115	(18)
2006	—	—	—	—	191	191	183	(8)
2007	—	—	—	31	286	317	238	(79)
2008	—	—	—	—	157	157	138	(19)

Total	58	13	—	31	763	865	739	(126)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON’s RMBS Exposure, AEGON holds EUR 871 million of Negative Amortization mortgages, net unrealized losses on this portfolio amount to EUR 577 million at June 30, 2010. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily super-senior securities. The table below summarizes the credit quality and the vintage year of the available-for-sale negative amortization (Option ARMs) securities*.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

2004 & Prior	7	21	—	—	11	39	27	(12)
2005	148	27	51	75	161	462	278	(184)
2006	42	—	—	—	524	566	327	(239)
2007	—	9	—	—	334	343	212	(131)
2008	—	—	—	—	38	38	27	(11)

Total	197	57	51	75	1,068	1,448	871	(577)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Additionally, AEGON has exposure to GSEs, whole loans (prime jumbo) and reverse mortgage RMBS loans. The market value of these securities is EUR 1,976 million, EUR 438 million and EUR 353 million with net unrealized gains/(losses) of EUR 44 million, EUR (72) million and EUR (52) million, respectively. These amounts are not included in AEGON’s Alt-A and Negative Amortization exposure tables above.

There are four individual issuers rated below investment grade in this RMBS sub-sector which have unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*		Aging of Unrealized Loss
Countrywide Alt Ln 2006-OA10	Negative Amortization	66	(67)	CCC		> 24 months
American Home Mtge 2007-5	Negative Amortization	72	(64)	CCC		> 24 months
GSR Mtg Tr 2007-OA1	Alt-A	24	(56)	B- / CCC	[1]	> 24 months
Harborview Mtg Ln Tr 2006-9	Negative Amortization	42	(29)	B-		> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Ratings based on two tranches within the same Alt-A deal

For each of these holdings, the underlying collateral pools have experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pools having reduced cash flows in comparison to expectations at origination. This has resulted in losses to the subordinated securities on these deals, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the subordination for these securities, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position. Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches.

As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2010.

There are no other individual issues rated below investment grade in the RMBS sector which have unrealized loss positions greater than EUR 25 million.

Commercial mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 7,718 million of commercial mortgage-backed securities (CMBS), of which EUR 7,274 million is held by AEGON USA and EUR 393 million by AEGON UK. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts. The breakdown by vintage and quality of the available for sale CMBS exposure of AEGON USA is as follows:

CMBS* by Vintage and Rating**

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

2004 & Prior	1,525	270	75	3	39	1,912	1,841	(71)
2005	874	49	28	65	6	1,022	963	(59)
2006	1,595	203	209	94	96	2,197	2,075	(122)
2007	1,235	159	318	207	163	2,082	1,869	(213)
2008	161	81	111	—	—	353	323	(30)
2009	66	10	—	—	—	76	80	4
2010	120	—	—	—	—	120	123	3

Total CMBS	5,576	772	741	369	304	7,762	7,274	(488)

*	Includes CMBS and CDOs backed by commercial real estate (CRE) & CMBS
**	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All CMBS securities of AEGON USA are monitored and modeled under base and several stress-case scenarios by asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches.

The total gross unrealized loss on CMBS is EUR 729 million, of which EUR 720 million relates to positions of AEGON USA, and the total net unrealized loss on CMBS is EUR 453 million, of which EUR 488 million relates to positions of AEGON USA. Over the past 18 months, the commercial real estate market has continued to weaken. As property fundamentals deteriorate, CMBS loan delinquencies have been climbing. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite beginning to show signs of improvement, the lending market remains limited as lenders continue to be more conservative with underwriting standards, property transactions have increased but still remain light relative to historical standards, and higher mortgage spreads have reduced demand for borrowing. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the subordinate CMBS classes. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2010.

There are no individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 25 million.

Asset Backed Securities

ABS – Housing

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 1,894 million of ABS-Housing securities, of which EUR 1,557 million relates to positions of AEGON USA. The gross unrealized loss on the ABS-housing securities amounts to EUR 527 million, of which EUR 526 million relates to positions of AEGON USA. ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity, increased credit spreads in the market, slower prepayments, and increased expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Subprime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The following table shows the breakdown of AEGON USA’s available-for sale ABS sub-prime mortgage portfolio:

The breakdown by vintage and quality of the sub-prime mortgage exposure of AEGON USA is as follows*:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

Sub-prime Mortgages-Fixed rate
2004 & Prior	334	35	14	7	39	429	376	(53)
2005	106	37	22	—	3	168	145	(23)
2006	16	—	—	8	72	96	80	(16)
2007	143	—	—	2	92	237	159	(78)
2008	20	—	—	—	—	20	15	(5)

	619	72	36	17	206	950	775	(175)

Sub-prime Mortgages-Floating rate
2004 & Prior	19	11	2	1	43	77	54	(23)
2005	65	44	—	22	14	145	123	(22)
2006	9	51	—	3	79	143	80	(63)
2007	4	18	—	10	109	141	81	(60)
2008	18	—	—	—	—	18	16	(2)

	115	125	2	36	246	524	354	(170)

Second Lien Mortgages [1]
2004 & Prior	51	4	9	29	12	105	85	(20)
2005	—	—	—	30	13	43	34	(9)
2006	—	3	10	—	65	78	67	(11)
2007	6	—	—	—	206	212	100	(112)
2008	—	—	—	—	—	—	—	—

	57	7	19	59	296	438	286	(152)

Total	791	204	57	112	748	1,912	1,415	(497)

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 142 million with an amortized cost balance of EUR 148 million. All but two positions have vintages of 2003 or prior.

All ABS-housing securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios. Our internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance. Loss severity assumptions were determined by observing historical rates from broader market data while being adjusted for specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by our internal asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. Remaining ABS subprime mortgage positions are not considered impaired as of June 30, 2010.

There are three individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*	Aging of Unrealized Loss
Residential Fndg II 2007-HSA2	2nd Lien - Insured[1]	32	(46)	BB+	> 24 months
Soundview Hm Eq Ln 2006-OPT1	Floating 1st Lien - Mezzanine	9	(40)	B	> 24 months
Flagstar Home Eq Ln Tr 2007-1A	2nd Lien - Insured[1]	23	(25)	BB+	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Insured by MBIA

For most of our holdings in the ABS-Housing portfolio, the underlying collateral pools have experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values on borrowers using affordability products and the downgrade of the monoline provider to below investment grade on two of the insured deals. This had led to the underlying collateral pools having reduced cash flows in comparison to expectations at origination. This has resulted in losses to the subordinated securities on these deals, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection by the subordination for these securities, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position. Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches.

As the remaining unrealized losses in the ABS-housing portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2010.

There are no other individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

Non housing ABS Exposure

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 7,932 million of ABS – Non-Housing securities. The gross unrealized loss on the ABS – Non-Housing securities amounts to EUR 665 million. AEGON USA holds EUR 5,666 million of non housing related asset backed securities (ABS), net unrealized losses on this portfolio amount to EUR 350 million at June 30, 2010. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets have been pooled together and sold in tranches with varying credit ratings.

The following table shows the breakdown of AEGON USA’s available-for-sale ABS – Non-Housing portfolio:

In million EUR	AAA	AA	A	BBB	< BBB	Cost Price	Market Value	Unrealized Gain/(Loss)

Credit Cards	1,303	223	332	798	14	2,670	2,701	31
Autos	362	47	77	12	190	688	698	10
SBA/Small Business Loans	226	130	17	70	74	517	381	(136)
CDOs backed by ABS,
Corp Bonds, Bank Loans	437	303	37	22	41	840	722	(118)
Other ABS	604	131	344	164	58	1,301	1,164	(137)

Total ABS Non Housing	2,932	834	807	1,066	377	6,016	5,666	(350)

SBA Small business loans

The net unrealized loss on the ABS - small business loans is EUR 136 million. The unrealized loss in the ABS - small business loan portfolio is a function of decreased liquidity and increased spreads as new issuance and refinancing activities within this sector have come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s ABS - small business loan portfolio is concentrated in senior note classes (99% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS - small business loan portfolio is also primarily secured by commercial real estate (99% of par value), with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. Detailed cash flow models are performed on the securities at risk of payment interruption. AEGON has impaired its particular tranches to fair value where loss events have taken place or are projected to take place. The remaining ABS – small business loan portfolio positions are not considered impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in the SBA small business sector which have unrealized loss positions greater than EUR 25 million.

ABS- CDOs

The net unrealized loss on the ABS - CDO’s is EUR 118 million. ABS - CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure to forecast future expected losses to AEGON’s tranche. In instances where full payment of principal and interest are not expected, impairments have been taken. AEGON has impaired its particular tranches to fair value where losses were projected to take place. The remaining ABS – CDO portfolio positions are not considered impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in the ABS – CDO sector which have unrealized loss positions greater than EUR 25 million.

Other ABS

The net unrealized loss on ABS - other is EUR 137 million. ABS - other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken. As the unrealized losses in the ABS - other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as June 30, 2010.

There are no individual issuers rated below investment grade in the ABS – other sector which have unrealized loss positions greater than EUR 25 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. Companies within AEGON’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market. The extreme stress on the capital base of banks and other financial institutions within the sector was significantly reduced due to unprecedented liquidity and capital support from major governments in 2008 and 2009. In addition, US and European central banks intervened again in May of this year to ensure market liquidity following heightened European Sovereign debt concerns stemming from economic and fiscal pressures in several European countries.

Fundamentals remain somewhat weakened by the global recession and some companies remain dependent on government support. However, funding concerns have largely abated as capital markets have reopened with the notable exception of those institutions most directly exposed to pressured Sovereigns. Also, deterioration in global asset quality has slowed significantly in all but the most stressed countries. Although the push for more capital is ongoing, the sector has raised a significant amount of capital since the start of the financial crisis, creating a larger buffer to absorb credit losses. Following unprecedented global market turmoil, regulators have indicated that they are likely to strengthen capital requirements for the sector as a whole as well as implement additional regulatory controls and oversight.

Banking

The overall exposure to the banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of our holdings, low floating rate coupons on some securities, and credit spread widening on deeply subordinated securities. Government initiatives put into place during 2008 and 2009 were largely successful in reopening the funding markets but Central banks have been forced to intervene again to maintain liquidity in the markets following increased Sovereign debt concerns. Global banks remain somewhat vulnerable to ongoing asset write-downs, credit losses and diminished earnings prospects that are associated with economic weakness and this continues to pressure subordinated and longer duration holdings of weaker banks.

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as ‘Tier 1’ are typically perpetual with a noncumulative coupon that can be deferred under certain conditions. Capital securities categorized as ‘Upper Tier 2’ are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost

In million EUR

	Americas	The Netherlands	United Kingdom	New Markets	Cost Price	Fair Value	Unrealized Gain/(Loss)

Hybrid	268	—	34	17	319	257	(62)
Trust preferred	674	—	54	—	728	572	(156)
Tier 1	659	284	582	49	1,574	1,299	(275)
Upper Tier 2	726	63	201	7	997	779	(218)

At June 30, 2010	2,329	347	869	73	3,618	2,907	(711)

There are three individual issuers rated below investment grade in this sub-sector which have unrealized losses greater than EUR 25 million.

AEGON’s exposure to Bank of America Corp has an amortized cost of EUR 594 million as of June 30, 2010, of which EUR 242 million relates to holdings rated below investment grade. The securities, which were rated as low as B at one time, are now rated BB. As of June 30, 2010 unrealized losses were EUR 78 million, of which EUR 68 million relates to holdings below investment grade. Given the difficult market outlook, concerns about capital adequacy and heightened risk for possible coupon deferral or exchange offers, Bank of America’s deeply subordinated capital securities have largely been downgraded to below investment grade by the rating agencies even though more senior obligations remain solidly investment grade. Bank of America Corp. is the largest banking organization in the US. It acquired the troubled mortgage-bank Countrywide Financial Corp in 2008 and completed the acquisition of the liquidity challenged brokerage firm Merrill Lynch in 2009. Bank of America Corp has raised capital (including infusions from the government) to support its credit profile and its acquisitions in an environment of deteriorating asset quality. Subsequently, the US government stress test indicated Bank of America Corp required additional equity, which it addressed through a variety of nongovernment sources that included common stock issuance, exchange of preferred for common and asset sales. Bank of America Corp paid back the government-provided capital in December 2009, funded by issuance of common equivalent securities and excess liquidity. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2010.

AEGON’s exposure to Royal Bank of Scotland Group plc (RBS) has an amortized cost of EUR 322 million as of June 30, 2010, of which EUR 166 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB to CC, depending on the individual features of the debt securities. As of June 30, 2010 unrealized losses were EUR 52 million, of which EUR 51 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. However, RBS has been severely impacted by the global credit market crisis which resulted in the UK government taking a 70% equity stake in the bank and announced plans to insure a large portion of RBS’ riskiest assets under the UK Asset Protection Plan. In light of the significant amount of State aid that RBS received, it was required to submit a Restructuring Plan to the European Commission, outlining the steps it plans to take to restore profitability and long-term viability. On November 3, 2009, RBS announced an Agreement in Principle with the European Commission. The Agreement provided key details of RBS’ participation in the Asset Protection Plan as well as required “burden sharing” measures RBS must undertake as a condition of the European Commission’s approval of the Restructuring Plan. As part of the “burden sharing” measures, RBS will not pay dividends or coupons on existing hybrid securities (including Tier 1, Upper Tier 2, preference and B shares) or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its RBS securities with optional deferral language and non-cumulative coupons. The remaining RBS securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those investments to be impaired as of June 30, 2010.

AEGON’s exposure to Lloyds Banking Group PLC has an amortized cost of EUR 295 million as of June 30, 2010, of which EUR 114 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from BB+ to CC depending on the individual features of the debt securities. As of June 30, 2010 unrealized losses were EUR 56 million, of which EUR 48 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 43.4% of the combined Lloyds Banking Group PLC. After months of speculation, Lloyds announced on November 3, 2009 that it was withdrawing from the UK’s Asset Protection Plan, which was offered to systemically important UK banks as a way to insure them against losses on their riskiest assets. Instead, Lloyds announced plans to raise £21 billion in core Tier 1 capital to cover potential losses on its assets over the next few years. Lloyds’ plans were approved by the UK regulator, the UK government and the European Commission and have since been completed. However, as a result of the State Aid that Lloyds received during the height of the credit crisis, it was required to submit a Restructuring Plan to the European Commission. As a condition of approving Lloyd’s Restructuring Plan, the European Commission asked Lloyds to undertake certain “burden sharing” measures. As part of the “burden sharing” measures, Lloyds will not pay dividends or coupons on existing hybrid securities or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The remaining Lloyds securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those positions to be impaired as of June 30, 2010.

AEGON evaluated the near-term prospects of the issuers in the banking sub sector in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2010.

Brokerage, Insurance and Financial Other

The unrealized losses in this sub-sector primarily reflect general spread widening on companies due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the sub-sector has some exposure to the US residential mortgage market, the issuers are highly diversified. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2010.

There is one individual issuer rated below investment grade in the insurance sub-sector which has unrealized losses greater than EUR 25 million.

AEGON’s exposure to American International Group (AIG) has an amortized cost of EUR 238 million as of June 30, 2010, of which EUR 140 million relates to holdings rated below investment grade. These securities are rated from BB+ to B depending on the individual features of the debt securities. As of June 30, 2010 unrealized losses were EUR 57 million, of which EUR 38 million relates to holdings rated below investment grade. AIG is the world’s largest international insurance company. AIG suffered losses in excess of expectations on both their direct investment and derivative exposure to mortgage related securities. The losses led to rating downgrades, which in turn triggered incremental collateral postings. Early termination rights related to the downgrades, further anticipated mark-to-market related collateral postings required under its CDS contracts, and impairments within its general account portfolio increased strain on liquidity and the amount of incremental capital needed. In late September of 2008, AIG was able to secure a five-year credit facility from the Federal Reserve, in exchange for warrants equal to 80% of their equity. Since that time, the US Government’s support of AIG has been restructured and augmented, in order to provide the company time to complete asset sales prior to repaying loans and investments made by the US Government. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2010.

There are no other individual issuers rated below investment grade in the brokerage, insurance, and financial other sub-sectors which have unrealized loss positions greater than EUR 25 million.

Industrial

The Industrial sector is further subdivided into various sub sectors with the majority of the gross unrealized losses in the Consumer Cyclical, Consumer Non-Cyclical, Communications, and Energy sub sectors.

Consumer Cyclical

The more significant of these industries from an unrealized loss perspective are retailers, automotive, home construction and gaming.

Retail has been negatively impacted by a consumer pull-back in spending, particularly discretionary purchases, as high unemployment, credit market tightening, and household deleveraging have weighed on the consumer. Signs of improvement have begun to emerge as residential real estate prices have begun to turn positive, although prices are still considered very affordable. Recent demand and price appreciation was likely due to the tax credit that expired at the end of June as well as lack of sales activity from foreclosed homes. Equity prices have increased and consumer confidence has come off its historical lows. Margins have also strengthened on tight inventory controls, cost cutting activities and the lapping of easy year-over-year comparisons. Promotional activity and discounts continue to be used as tools to drive traffic and maintain market share.

The underlying fundamentals driving sales and earnings performance of the automotive industry continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. In addition, the combination of global economic weakness, weak consumer confidence, tight credit standards and high unemployment has negatively impacted auto sales.

Fundamentals in the home construction industry had weakened due to oversupply and tighter lending practices which led to a decrease in order activity and lower margins. Additionally, the subprime issues and foreclosures had a dramatic effect on the home construction fundamentals, and impacted the homebuyer’s ability to finance a home purchase. While there are still many issues that weigh heavy on the sector, including high unemployment, shadow inventory and high foreclosure rates, the industry has seen some positive momentum with lower cancellation rates, better access to financing, stronger consumer confidence and some stabilization in home prices.

Fundamentals in the gaming industry remain weak due to increased debt and related interest costs due to leveraged buyout activity and a material reduction in discretionary consumer spending. A deteriorating weak homebuilding environment and a material drop-off in consumer confidence, coupled with concerns over unemployment resulted in declining demand. Recent supply additions have come at a very difficult time and have added to the supply/demand imbalance. Discounted rooms have been offered to entice demand, which will have a negative effect on margins. Recently, the industry has seen some positive momentum in occupancy rates and convention traffic, but a recovery is still a ways off.

AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in the consumer cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Consumer Non-Cyclical

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly improved over the past year due to lower input costs, the implementation of restructuring activities, and cash preservation strategies that include scaled back share repurchase and dividend activity as well as the refinancing of near term debt maturities. Over the past year the consumer has chosen to trade down to less expensive and more value oriented products, although higher end products have performed well as fundamentals have continued to strengthen, coming out of the recessionary environment.

The vast majority of the unrealized losses in the consumer non-cyclical sector relate to global macro economic conditions and credit spread widening. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in the consumer non-cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Communications

The Communications sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. The media non-cable category, which had experienced weakness in 2009, has been rebounding in 2010 as the advertising environment has strengthened. The media cable, wireless and wirelines categories continue to be stable. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in the communications sub-sector which have unrealized loss positions greater than EUR 25 million.

Energy

The Energy sector can be further divided into the following key subsectors: Integrated and E&P, Refining, and Pipelines.

Integrated and E&P

The aggregate credit fundamental in the sector have turned around in tandem with the recovery in oil prices over the past year. With the forward curve north of USD 80 per barrel, it has allowed producers to layer in hedges at attractive levels for the coming year and insulate cash flows. The wildcard has been the Macondo oil spill, and the political reverberations are likely to last for some time. If anything, this puts a premium on onshore assets, especially those currently producing.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Refining

Refiners face a difficult environment due to low demand for refined products and an oversupplied market. Refining companies have responded to the downturn by taking steps to bolster liquidity: divided reductions, asset sales, and capital markets transactions. Going forward, liquidity appears adequate to weather the cyclical downturn.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Pipelines

Fundamentals in the pipeline sector had weakened due to tight liquidity, low commodity prices, and weak basis differentials. Natural gas and refined product demand has rebounded from its lows and will track any economic recovery. Access to capital has improved dramatically which provided adequate means to fund the large backlog of capital expenditures.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Utility

The Utility sector is further subdivided into electrical, natural gas and other sub-sectors. The majority of the gross unrealized losses relate to the electrical sub-sector.

Electrical

The Electrical Utility sub-sector is generally viewed as a defensive sub-sector during weak economic environments. The economic slowdown has resulted in declining revenue trends, which have been most pronounced in the large industrial customer base. Companies in the sector have responded to the declining revenue trends with cost cutting initiatives and reduced capital expenditure programs. Liquidity remains adequate for most companies in the Electric Utility sub-sector and significant debt refinancing has been completed which further enhanced liquidity profiles. Other headwinds continue to affect the industry including ongoing capital expenditure requirements, the possibility of CO2 legislation, declining unregulated generation margins, and increasingly uncertain state regulatory environments during a time of economic stress. Even with these headwinds, most balance sheets have been maintained and cash flow has been sufficient to support credit fundamentals. Industrial demand has shown improvement through the first half of 2010 which has also contributed to stable credit profiles. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Sovereign exposure

Sovereign exposure related to government issued securities including Dutch government bonds, US Treasury, agency and state bonds. The issuer identified as having the largest unrealized loss in the Available-For-Sale portfolio was US Treasuries.

US Treasury interest rates fell during the first six months of 2010, largely in response to heightened concerns of European Sovereign credit risks and the market perception of relative safety in the US Treasury market. In addition, fears of renewed economic slowing across developed nations have elevated demand for US Treasury debt. Although these factors increased prices for US Treasury and Agency securities during the first half of 2010, the portfolio remained at a net unrealized loss position as a result of the dramatic decrease in US Treasury prices in 2009. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2010.

There are no individual issuers rated below investment grade in this sector which have an unrealized loss position greater than EUR 25 million.

Included in our debt securities and money market investments are EUR 1,543 million (December 31, 2009: EUR 2,215 million) of exposures to European peripheral countries that have experienced downgrades or that are on credit watch. At June 30, 2010 there were unrealized losses on exposures to Spain (EUR 70 million) and Greece (EUR 18 million).

Exposure to central governments of European peripheral countries	June 30, 2010		Dec. 31, 2009
	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	47	47	56	58
Italy	104	106	138	143
Ireland	87	89	135	138
Greece	88	70	94	92
Spain	1,301	1,231	1,769	1,784

Total	1,627	1,543	2,192	2,215

Unrealized Loss by Maturity

The table below shows the composition by maturity of all debt securities in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2010.

Maturity Level

In million EUR

	Carrying value of securities with gross unrealized losses	Gross unrealized losses

One year or less	2,967	(134)
Over 1 thru 5 years	8,853	(943)
Over 5 thru 10 years	7,013	(1,182)
Over 10 years	10,602	(2,619)

Total	29,435	(4,878)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of debt securities in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2010.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized Losses

Treasury Agency	2,286	(107)
AAA	5,199	(701)
AA	2,383	(422)
A	7,084	(890)
BBB	7,988	(959)
BB	2,203	(760)
B	1,050	(439)
Below B	1,242	(600)

Total	29,435	(4,878)

The table below provides the length of time a security has been below cost and the respective unrealized loss at June 30, 2010.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss

0 – 6 months	7,154	881	(347)	(76)
6 – 12 months	5,248	115	(487)	(26)
> 12 months	12,538	3,499	(2,246)	(1,696)

Total	24,940	4,495	(3,080)	(1,798)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

In million EUR	Carrying value of debt securities with gross unrealized losses	Gross unrealized losses

CV 70-100% of amortized cost	847	(57)
CV 40-70% of amortized cost	34	(19)
CV < 40 % of amortized cost	—	—

0-6 months	881	(76)

CV 70-100% of amortized cost	113	(25)
CV 40-70% of amortized cost	2	(1)
CV < 40 % of amortized cost	—	—

6-12 months	115	(26)

CV 70-100% of amortized cost	368	(63)
CV 40-70% of amortized cost	88	(69)
CV < 40 % of amortized cost	14	(32)

12-24 months	470	(164)

CV 70-100% of amortized cost	1,700	(270)
CV 40-70% of amortized cost	1,210	(929)
CV < 40 % of amortized cost	119	(333)

> 24 months	3,029	(1,532)

Total	4,495	(1,798)

Realized gains and losses on debt securities of AEGON Americas, AEGON The Netherlands and AEGON UK for the six months ended June 30, 2010:

In million EUR	Gross realized gains	Gross realized losses

Debt securities	386	(159)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period In million EUR	0 -12 months	>12 months	Total
Debt securities	(76)	(83)	(159)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the period ended June 30, 2010 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

In million EUR	(Impairment)/ Recovery

Impairments:
AMBAC	(50)
Lehman Mtge tr 2007-10	(39)
Other	(223)

Sub-total	(312)

Recoveries:
Other recoveries	55

Sub-total	55

Net (Impairments) and Recoveries	(257)

Net impairments during the first half year of 2010 totaled EUR 257 million, including EUR 75 million related to subprime mortgage asset backed securities and a further EUR 126 million to residential mortgage backed securities, both in the Americas.

During the first half of 2010, AEGON recognized EUR 55 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

AEGON USA impaired its direct investments in AMBAC, as well as structured securities that were dependent upon AMBAC’s guarantee. These impairments were EUR 50 million, comprised of EUR 44 million on structured securities and EUR 6 million on corporate bonds. AMBAC Assurance Corp (AAC)’s capital levels have become severely strained by the mortgage crisis, which forced it to make large payouts on a number of complicated repackaged mortgage bonds it had guaranteed, among other instruments. In March 2010, at the request of regulators, AAC announced a restructuring, whereby it would establish a segregated account containing AAC's risky assets. The Office of the Commissioner of Insurance of the State of Wisconsin placed this segregated account under regulatory rehabilitation and regulators have temporarily suspended AAC from paying out claims on assets held in the segregated account. Given the facts and circumstances surrounding AMBAC and the interruption in claims payments, AEGON’s investments in AMBAC and securities dependent upon AMBAC’s guarantee were impaired to fair value as of March 31, 2010.

A EUR 39 million loss was realized in 2010 on Lehman Mtge TR 2007-10. The debt represents a beneficial interest in a portfolio of pooled US Alt-A fixed rate mortgage loans. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during 2010, performance of the underlying collateral deteriorated more than expected and caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second quarter due to an adverse change in projected cash flows.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined as an unrealized loss position for more than 6 months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 4 million of impairment charges for the six months period ended June 30, 2010 for AEGON Americas, AEGON The Netherlands and AEGON UK.

As of June 30, 2010, there are EUR 242 million of gross unrealized gains and EUR 16 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

Shares	966	1,186	220	1,088	235	98	(15)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2010 and December 31, 2009 is presented in the table below.

Unrealized losses–shares

	June 30, 2010		December 31, 2009
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Communication	32	(2)	27	(2)
Consumer cyclical	3	—	2	—
Consumer non-cyclical	2	—	1	—
Financials	42	(12)	69	(11)
Funds	5	(1)	31	—
Industries	4	—	3	—
Technology	2	—	1	—
Other	8	—	4	—

Total	98	(15)	138	(13)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in the first six months of 2010.

In million EUR	0 - 12 months	> 12 months	Total

Shares	4	—	4

There were no issuers with impairments above EUR 25 million.

v	Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use or fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of AEGON’s identified cash generating units. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates.

vi	Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

vii	Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry-forwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

viii	Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

ix	Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

x	Non-consolidated group companies

All Group Companies are consolidated.

2.3 Results of Operations – first six months 2010 compared to first six months 2009

	Six months ended June 30
In million EUR	2010	2009	%

Underlying earnings before tax
Americas	816	143	—
The Netherlands	201	201	—
United Kingdom	50	28	79
New markets	86	80	8
Holding and other	(143)	(135)	(6)

Underlying earnings before tax	1,010	317	—

Fair value items	(13)	(184)	93
Realized gains/(losses) on investments	274	165	66
Impairment charges	(227)	(779)	71
Other income/(charges)	(37)	(376)	90
Run-off businesses	(109)	68	—

Income before tax	898	(789)	—
Income tax	(113)	455	—

Net income	785	(334)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	784	(334)	—
Minority Interest	1	—	—

Net underlying earnings	771	267	189

Commissions and expenses	2,961	3,150	(6)
of which operating expenses	1,653	1,667	(1)

New life sales
Life single premiums	3,853	3,371	14
Life recurring premiums annualized	743	715	4

Total recurring plus 1/10 single	1,128	1,051	7

New life sales
Americas	312	278	12
The Netherlands	103	94	10
United Kingdom	573	518	11
New markets	140	161	(13)

Total recurring plus 1/10 single	1,128	1,051	7

New premium production accident and health insurance	296	310	(5)
New premium production general insurance	29	23	26

Gross deposits (on and off balance)
Americas	10,557	10,646	(1)
The Netherlands	1,367	1,182	16
United Kingdom	55	113	(51)
New markets	3,380	2,114	60

Total gross deposits excluding run-off businesses	15,359	14,055	9
Run-off businesses	—	883	—

Total gross deposits	15,359	14,938	3

	Six months ended June 30
In million EUR	2010	2009	%

Net deposits (on and off balance)
Americas	1,270	2,831	(55)
The Netherlands	122	225	(46)
United Kingdom	39	101	(61)
New markets	308	(485)	—
Total net deposits excluding run-off businesses	1,739	2,672	(35)

Run-off businesses	(4,036)	(4,326)	7

Total net deposits	(2,297)	(1,654)	(39)

Revenues geographically first six months 2010

In million EUR	Americas	The Nether- lands	UnitedKing-dom	New Markets	Holdings and other activities	Elimina- tions	Total	Associate elimina- tions	Total IFRS based

Total life insurance gross premiums	3,320	2,269	3,955	649	—	—	10,193	(203)	9,990
Accident and health insurance premiums	918	140	—	40	—	—	1,098	(1)	1,097
General insurance premiums	—	259	—	81	—	—	340	—	340
Total gross premiums	4,238	2,668	3,955	770	—	—	11,631	(204)	11,427
Investment income	2,014	1,105	1,156	116	160	(138)	4,413	(35)	4,378
Fees and commission income	484	176	79	227	—	(125)	841	—	841
Other revenues	1	—	—	1	—	—	2	(1)	1
Total revenues	6,737	3,949	5,190	1,114	160	(263)	16,887	(240)	16,647
Number of employees, including agent-employees	13,620	5,253	4,468	7,829	288		31,458

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measures is presented in note 3 – Segment information. We believe that our non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business.

Among other things our senior management is compensated based in part on AEGON's results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Net income

AEGON reported a net income of EUR 785 million for the first six months of 2010, an improvement from the loss of EUR 334 million reported for the comparable period last year. This improved result is mainly attributable to higher underlying earnings, a recovery in fair value items performance, lower impairments and the absence of several one-time charges offset by higher tax charges.

Underlying earnings before tax

AEGON’s underlying earnings before tax increased to EUR 1,010 million in the first half of 2010, an improvement compared with the same period last year. This increase in earnings was due mainly to improved financial markets. In the Americas, underlying earnings before tax increased mainly as a result of higher investment income, a recovery in equity markets and lower expenses. Underlying earnings remained stable in the Netherlands, while underlying earnings before tax in the United Kingdom clearly benefitted from improved equity and bond markets. Underlying earnings before tax from New Markets increased mainly due to the first time inclusion of earnings from AEGON Asset Management.

Fair value items

During the first six months of 2010, fair value items totaled to a loss of EUR 13 million. In the Netherlands, fair value items turned positive mainly due to much improved results from fair value guarantees and related hedges. In the Americas, the first half year of 2009 had included large gains from fair value guarantees and related hedges, while the first half of 2010 recorded a loss for this fair value item, this was only partly offset by improved results for alternative investments. AEGON’s credit spread narrowed substantially during the first half of 2009, an effect which did not occur during the first half of 2010. As a result, fair value results for the holding company improved.

Realized gains on investments

AEGON realized EUR 274 million of gains from its investment portfolios during the first half of 2010. Gains were primarily related to the sale of bonds driven by asset and liability management.

Impairment charges

Net impairments have improved to EUR 227 million for the first half of 2010. The improvement was mainly driven by both lower corporate bond and housing related impairments.

Other charges

Other charges amounted to EUR 37 million in the first half of 2010 and comprised mainly of a one-time provision of EUR 105 million for settlement of a dispute related to a Bank Owned Life Insurance (BOLI) policy in the United States and a book gain on the sale of the Dutch funeral insurance business was recorded. The comparable period last year had included the book loss related to the sale of AEGON’s life insurance operations in Taiwan.

Run-off businesses

The total loss in the first half year of 2010 amounted to EUR 109 million compared to gains of EUR 68 million in 2009. The loss reflects mainly the run off of the institutional spread based business in the US which AEGON put in run off in 2009.

Income tax

During the first half of 2010, tax charges amounted to EUR 113 million compared with tax benefits of EUR 455 million in the comparable period last year. These benefits were related to impairments, marked-to-market losses on fair value items and tax exempt items. AEGON also booked a tax gain of EUR 252 million in the first half of 2009 related to cross border intercompany reinsurance transactions between Ireland and the United States.

Operating expenses

To improve returns from its businesses, AEGON introduced a number of initiatives to reduce operating expenses. As a result, operating expenses declined 1% compared with the first half of 2009 to EUR 1,653 million in the first half of 2010.

New life sales

New life sales increased 7% during the first six months of 2010 to EUR 1,128 million driven by improved results in most units. In the Americas, increases were mainly due to retail new life sales, in particular term life sales. In the Netherlands, both individual life and group pension sales increased, while in the United Kingdom pensions were the main driver of sales growth.

Deposits

Gross deposits, excluding run-off businesses, amounted to EUR 15.4 billion in the first half of 2010, an increase of 9% compared with the first half of 2009. The increase was mainly driven by higher pensions and variable annuity deposits offset by lower fixed annuity deposits, which were managed lower.

Capital management

At the end of the first six months, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 18.6 billion, equivalent to 74% of the company’s total capital base and above its target threshold of 70%. AEGON’s aim is to increase the proportion of core capital over time to 75%.

AEGON’s revaluation reserves at June 30, 2010 turned positive for the first time in almost three years and amounted to EUR 588 million. This significant improvement is mainly the result of an increase in the value of fixed income securities.

Shareholders’ equity rose to EUR 17.2 billion mainly as a result of the improved revaluation reserves, strengthening of the US dollar and the pound sterling against the euro and the addition of net income.

Excess capital above S&P’s AA capital adequacy requirements amounted to EUR 3.0 billion, down from EUR 3.7 billion at the end of 2009. Positive contributions from earnings and capital preservation measures were more than offset by increased capital requirements for asset related risks. Standard & Poor’s revised their risk factors significantly increasing applied charges primarily related to corporate bond portfolios. As a result capital requirements, under S&P AA requirements, in the Americas rose by USD 1.4 billion.

At June 30, 2010, AEGON’s Insurance Group Directive (IGD) solvency ratio was approximately 200%.

ii AMERICAS

	Six months ended June 30
In million	2010 USD	2009 USD	%	2010 EUR	2009 EUR	%

Underlying earnings before tax by line of business

Life and protection	435	422	3	328	316	4
Fixed annuities	246	140	76	185	105	76
Variable annuities	119	(455)	—	90	(341)	—
Retail mutual funds	—	(10)	—	—	(8)	—
Individual savings and retirement products	365	(325)	—	275	(244)	—
Employer solutions & pensions	181	106	71	137	79	73
Life reinsurance	75	(13)	—	56	(10)	—
Canada	26	6	—	19	5	—
Latin America	2	(4)	—	1	(3)	—

Underlying earnings before tax	1,084	192	—	816	143	—

Fair value items	(159)	232	—	(119)	174	—
Realized gains/(losses) on investments	54	(1)	—	41	(1)	—
Impairment charges	(264)	(819)	68	(200)	(614)	67
Other income/(charges)	(140)	1	—	(105)	1	—
Run-off businesses	(145)	90	—	(109)	68	—

Income before tax	430	(305)	—	324	(229)	—

Income tax	42	504	(92)	32	378	(92)

Net income	472	199	137	356	149	139

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	472	199	137	356	149	139

Net underlying earnings	820	186	—	618	139	—

Commissions and expenses	2,316	2,596	(11)	1,743	1,944	(10)
of which operating expenses	985	1,145	(14)	742	859	(14)

New life sales
Life single premiums	473	229	107	356	171	108
Life recurring premiums annualized	367	349	5	276	262	5

Total recurring plus 1/10 single	414	372	11	312	278	12

Life and protection	255	224	14	192	168	14
Employer solutions & pensions	13	18	(28)	10	13	(23)
Life reinsurance	93	99	(6)	70	74	(5)
Canada	31	25	24	24	18	33
Latin America	22	6	—	16	5	—

Total recurring plus 1/10 single	414	372	11	312	278	12

New premium production accident and health insurance	364	396	(8)	273	297	(8)

	Six months ended June 30
In million	2010 USD	2009 USD	%	2010 EUR	2009 EUR	%
Gross deposits (on and off balance) by line of business
Life & protection	6	5	—	4	4	—
Fixed annuities	309	3,402	(91)	233	2,549	(91)
Variable annuities	1,837	1,726	6	1,383	1,293	7
Retail mutual funds	1,933	819	136	1,456	613	138
Individual savings & retirement products	4,079	5,947	(31)	3,072	4,455	(31)
Employer solutions & pensions	9,528	8,114	17	7,175	6,078	18
Life reinsurance	2	1	100	1	1	—
Canada	404	144	181	305	108	182

Total gross deposits excluding run-off businesses	14,019	14,211	(1)	10,557	10,646	(1)
Run-off businesses	—	1,179	—	—	883	—

Total gross deposits	14,019	15,390	(9)	10,557	11,529	(8)

Net deposits (on and off balance) by line of business
Life & protection	(27)	(34)	—	(20)	(26)	—
Fixed annuities	(1,196)	1,464	—	(900)	1,097	—
Variable annuities	194	395	(51)	146	296	(51)
Retail mutual funds	775	(144)	—	583	(108)	—
Individual savings & retirement products	(227)	1,715	—	(171)	1,285	—
Employer solutions & pensions	2,650	2,253	18	1,995	1,688	18
Life reinsurance	(30)	(38)	21	(23)	(28)	18
Canada	(679)	(118)	—	(511)	(88)	—

Total net deposits excluding run-off businesses	1,687	3,778	(55)	1,270	2,831	(55)
Run-off businesses	(5,360)	(5,774)	—	(4,036)	(4,326)	—

Total net deposits	(3,673)	(1,996)	(84)	2,766	1,495	85

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30,	Dec. 31,
Per 1 EUR	2010	2009	2010	2009

USD	1.3279	1.3349	1.2271	1.4406
CAD	1.3725	1.6331	1.2890	1.5128

Net income

Net income from AEGON’s operations in the Americas increased to USD 472 million, an improvement compared with last year. This improvement was the result of higher underlying earnings, realized gains on investments and a decline in impairments. These factors more than offset an underperformance in fair value items and lower earnings from AEGON’s run-off businesses, increased tax charges relative to the first half of last year and a one-off charge related to a settlement.

The underperformance in fair value items totaled USD 159 million, mainly due to negative results from credit derivatives and variable annuity guaranteed minimum withdrawal benefits products. AEGON has decided to reduce its short term equity market return assumption in determining estimated gross profits on variable life and variable annuity products. The decrease in equity markets in the second quarter of 2010 would have resulted in an 11% gross short-term growth rate assumption at the end of the second quarter. AEGON has decided to set this assumption at 9%, reflecting the continued volatility experienced in equity markets and the use of macro equity hedges. This decision resulted in an additional charge of USD 187 million, which has been included in fair value items, partly offsetting gains from the company’s macro equity hedge.

During the first half of 2010, realized gains on investments amounted to USD 54 million and were related to corporate investment grade bonds sold in order to extend the duration of some of AEGON’s investment portfolios.

Net impairments decreased to USD 264 million in the first half year of 2010 and remain above AEGON’s long-term average expectation. Impairments during the first half of 2010 were related primarily to housing related securities.

Other charges included a one-time provision of USD 140 million for settlement of a dispute related to a Bank Owned Life Insurance (BOLI) policy in the United States. Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON.

AEGON’s run-off businesses in the Americas recorded a loss in the first half of 2010 of USD 145 million.

Net income from AEGON’s operations in the Americas included a tax benefit in the first half year of 2010 of USD 42 million, compared to a benefit of USD 504 million in first half of 2009, primarily due to a decline in tax benefits related to cross-border intercompany reinsurance treaties (2009: USD 337 million benefit, 2010 USD 94 million benefit).

Underlying earnings before tax

•

AEGON reported underlying earnings before tax in the Americas for the first half of 2010 of USD 1,084 million, an increase from underlying earnings before tax of USD 192 million in the first half of 2009

•

Underlying earnings before tax from Life & Protection in the Americas increased to USD 435 million, mainly the result of benefits from cost saving initiatives and the absence of restructuring charges which affected results last year.

•

Individual Savings & Retirement underlying earnings before tax increased to USD 365 million as variable annuities profited from a recovery in equity markets. Earnings in 2009 were impacted by minimum guarantee reserve strengthening and accelerated DPAC amortization (in total USD 509 million). Fixed annuity earnings, meanwhile, rose strongly as yields on the portfolio increased.

•	Underlying earnings before tax from Employer Solutions & Pensions increased to USD 181 million on improved margins and growth of account balances.

•	Life reinsurance underlying earnings before tax increased to USD 75 million, as a result of a recovery in equity markets and more favorable mortality experience compared with last year.

•

Underlying earnings before tax from AEGON’s operations in Canada amounted to USD 26 million, an improvement from last year, which included a one-time charge related to accelerated deferred policy acquisition amortization of USD 30 million.

Operating expenses

Operating expenses declined to USD 985 million as a result of lower restructuring charges and employee benefit plan costs and the transfer of activities to AEGON Asset Management. Excluding these items operating expenses remained stable as continued cost saving initiatives were absorbed by the first-time inclusion of our partnership in Brazil.

Sales and deposits

New life sales increased 11% compared with the first half of 2009 to USD 414 million. This was mainly a result of growth in AEGON’s retail life insurance businesses across the Americas. New premium production for accident and health products declined to USD 364 million, mainly due to the closure last year of AEGON’s automotive credit business in the United States.

Gross deposits excluding run-off businesses decreased 1% to USD 14.0 billion as higher pension, variable annuity and retail mutual fund deposits were offset by significantly lower fixed annuity deposits following repricing. Net deposits, excluding run-off businesses, totaled USD 1.7 billion as pension and mutual fund inflows offset outflows from fixed annuities in the United States and from segregated funds in Canada.

iii THE NETHERLANDS

	Six months ended June 30
In million EUR	2010	2009	%

Underlying earnings before tax by line of business
Life and Savings	81	93	(13)
Pensions	76	83	(8)
Non life	26	13	100
Distribution	17	12	42
Share in underlying earnings before tax of associates	1	—	—

Underlying earnings before tax	201	201	—

Fair value items	159	(298)	—
Realized gains/(losses) on investments	119	123	(3)
Impairment charges	(7)	(106)	93
Other income/(charges)	33	—	—

Income before tax	505	(80)	—
Income tax	(112)	43	—

Net income	393	(37)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	393	(37)	—

Net underlying earnings	134	148	(9)

Commissions and expenses	527	581	(9)
of which operating expenses	364	409	(11)

New life sales
Life single premiums	638	536	19
Life recurring premiums annualized	40	40	—

Total recurring plus 1/10 single	103	94	10

Life and Savings	48	42	14
Pensions	55	52	6

Total recurring plus 1/10 single	103	94	10

New premium production accident and health insurance	15	10	50
New premium production general insurance	14	13	8

Gross deposits (on and off balance) by line of business
Life and Savings	1,217	1,037	17
Pensions	150	145	3

Total gross deposits	1,367	1,182	16

Net deposits (on and off balance) by line of business
Life and Savings	132	(24)	—
Pensions	(10)	249	—

Total net deposits	122	225	(46)

Net income

Net income from AEGON’s operations in the Netherlands increased to EUR 393 million. Underlying earnings were level compared to the same period last year. Fair value items improved to EUR 159 million, the result of positive fair value movements of guarantees and related hedges offset partly by a decline in residential real estate values. Gains on investments amounted to EUR 119 million and were mainly the result of gains on the sale of sovereign bonds. Impairment charges improved to EUR 7 million, while Other income reflects the book gain of EUR 33 million on the sale of the funeral insurance business earlier this year.

Underlying earnings before tax

•

Underlying earnings before tax from Life & Savings decreased to EUR 81 million as the first half of 2009 included a one-time release of provisions of EUR 20 million. The loss of earnings due to the sale of AEGON’s Dutch funeral insurance business was more than compensated for by improved margins on savings account balances.

•	Pension underlying earnings before tax decreased to EUR 76 million mainly due to lower interest results and higher claims.

•	Non-life underlying earnings before tax improved to EUR 26 million mainly as a result of favorable claim experience for both motor and fire insurance.

•	Underlying earnings before tax from Distribution increased to EUR 17 million – primarily the result of the sale last year of the company’s loss-making real estate brokerage activities.

Operating expenses

Operating expenses declined 11% to EUR 364 million in the first half of 2010. This was the result of cost saving initiatives implemented last year, as well as the transfer of asset management activities in the Netherlands to AEGON Asset Management. On a comparable basis operating expenses remained stable.

Sales and deposits

New life sales increased 10% compared with the first half 2009 to EUR 103 million. Individual life sales were higher due to an increase in demand for mortgage-related products and a rise in sales of immediate annuities. Overall pension sales also increased mainly as a result of a number of larger group pension contracts secured during the first half of 2010. Following recent changes in government regulations, more of the disability insurance market in the Netherlands is now open to private sector insurers. As a result, AEGON’s accident & health premium production rose to EUR 15 million in the first half of 2010.

iv UNITED KINGDOM

	Six months ended June 30
In million	2010 GBP	2009 GBP	%	2010 EUR	2009 EUR	%
Underlying earnings before tax by line of business
Life	33	18	83	38	20	90
Pensions	14	12	17	16	13	23
Distribution	(4)	(5)	20	(4)	(5)	20

Underlying earnings before tax	43	25	72	50	28	79

Fair value items	(9)	14	—	(11)	16	—
Realized gains/(losses) on investments	5	19	(74)	6	22	(73)
Impairment charges	(8)	(43)	81	(9)	(49)	82
Other income/(charges)[1]	40	8	—	46	8	—

Income before tax	71	23	—	82	25	—
Income tax attributable to policyholder return	(40)	(7)	—	(47)	(8)	—

Income before income tax on shareholders return	31	16	94	35	17	106
Income tax on shareholders return	13	9	44	15	10	50

Net income	44	25	76	50	27	85

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	44	25	76	50	27	85

Net underlying earnings	53	32	66	61	36	69

Commissions and expenses	351	322	9	403	361	12
of which operating expenses	190	197	(4)	218	221	(1)

New life sales[2]
Life single premiums	2,189	2,078	5	2,517	2,325	8
Life recurring premiums annualized	279	255	9	321	285	13

Total recurring plus 1/10 single	498	463	8	573	518	11

Life	49	112	(56)	56	125	(54)
Pensions	449	351	28	516	393	31

Total recurring plus 1/10 single	498	463	8	573	518	11

Gross deposits (on and off balance) by line of business
Variable annuities	48	101	(52)	55	113	(51)

Total gross deposits	48	101	(52)	55	113	(51)

Net deposits (on and off balance) by line of business
Variable annuities	34	90	(62)	39	101	(61)

Total net deposits	34	90	(62)	39	101	(61)

[1]

Included in other income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30,	Dec. 31,
Per 1 EUR	2010	2009	2010	2009

GBP	0.8696	0.8920	0.8175	0.8881

Net income

Net income for the first half of 2010 increased to GBP 44 million, mainly because of a decline in impairments. Impairments declined to GBP 8 million for the first half of 2010. AEGON recorded a loss during the first half of 2010 on fair value items in the United Kingdom as a result of a decline in equity markets and an accounting loss on a derivative instrument for which hedge accounting could not be applied. Gains on investments decreased, and comprised essentially gains from the sale of bonds during the first half of 2010, while a larger tax benefit was recorded than in the first half of last year.

Underlying earnings before tax

•

Underlying earnings before tax from Life & Protection increased to GBP 33 million due to an increase in the size of annuity book and the inclusion of expenses related to the closure of the employee benefit business in the comparable period last year.

•

Pension underlying earnings before tax increased to GBP 14 million as the positive effects of further business growth and improved equity and credit markets were partly offset by higher expenses as a result of investments in developing new propositions.

•	AEGON’s distribution businesses in the United Kingdom benefitted from improved business performance and market conditions, which limited losses during the first half year of 2010 to GBP 4 million.

Operating expenses

Operating expenses decreased 4% to GBP 190 million as a result of cost containment and the transfer of asset management activities at the beginning of the year to AEGON Asset Management, partly offset by investments in developing the UK personal pensions market proposition and increased project related costs. In June 2010, AEGON announced to re-focus its UK life and pensions business on two core markets – At Retirement and Workplace Savings – and to reduce operating costs by 25% by 2011. Plans to deliver this expense reduction program are currently under development.

Sales and deposits

New life sales increased 8% to GBP 498 million as higher sales of pension and retirement products more than offset a decrease in sales of immediate annuities following earlier repricing and the closure of AEGON’s employee benefit business in the United Kingdom in the first half year of 2009. Also, the comparable period last year included existing AEGON group personal pension business that was transferred internally to new group pension contracts. AEGON has decided not to include these rewrites (as of the 2010) as part of new business reporting as this gives a clearer indication of new premium secured.

v New Markets

In million EUR

	Six months ended June 30
	2010	2009	%
Underlying earnings before tax
Central Eastern Europe	46	55	(16)
Asia	(17)	(6)	(183)
Spain & France	39	32	22
Variable Annuities Europe	(1)	(1)	—
AEGON Asset Management	19	—	—

Underlying earnings before tax	86	80	8

Fair value items	(1)	7	—
Realized gains/(losses) on investments	11	3	—
Impairment charges	(11)	(5)	(120)
Other income/(charges)	(11)	(385)	97

Income before tax	74	(300)	—
Income tax	(22)	(35)	37

Net income	52	(335)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	51	(335)	—
Minority Interest	1	—	—

Net underlying earnings	62	45	38
Commissions and expenses	344	196	76
of which operating expenses	260	110	136

New life sales
Life single premiums	342	334	2
Life recurring premiums annualized	106	128	(17)

Total recurring plus 1/10 single	140	161	(13)

Life	119	98	21
Associates	21	63	(67)

Total recurring plus 1/10 single	140	161	(13)

Central Eastern Europe	43	33	30
Asia	19	20	(5)
Spain & France	78	108	(28)

Total recurring plus 1/10 single	140	161	(13)

New premium production accident and health insurance	8	3	167
New premium production general insurance	15	10	50

Gross deposits (on and off balance)
Central Eastern Europe	475	368	29
Asia	35	4	—
Spain & France	56	19	195
Variable Annuities Europe	363	326	11
AEGON Asset Management	2,451	1,397	75

Total gross deposits	3,380	2,114	60

Net deposits (on and off balance)
Central Eastern Europe	218	206	6
Asia	34	2	—
Spain & France	29	(12)	—
Variable Annuities Europe	126	95	33
AEGON Asset Management	(99)	(776)	87

Total net deposits	308	(485)	—

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the New Markets segment, and which do not report in EUR, are summarized in the table below.

	Six months ended June 30,
Per 1 EUR	2010	2009

Czech Republic Krona (CZK)	25.6983	27.0881
Hungarian Forint (HUF)	271.2520	289.6304
Indian Rupee (INR)	60.5248	64.1896
New Turkish Lira (TRY)	2.0208	2.1477
Polish Zloty (PLN)	3.9995	4.4753
Ren Min Bi Yuan (CNY)	9.0945	9.1080
Romanian Leu (RON)	4.1462	4.2245
New Taiwan Dollar (NTD)	—	44.9230

Net income

Net income from New Markets increased in the first half year of 2010 to EUR 52 million. The same period last year had included a book loss relating to the sale of AEGON’s life insurance operations in Taiwan. Fair value items recorded a small loss as a result of hedging losses in AEGON’s European variable annuities business, while impairment charges of EUR 11 million reflect a combination of write-downs on investments and mortgages sold in Hungary.

Underlying earnings before tax

•

Underlying earnings before tax from Central & Eastern Europe declined to EUR 46 million mainly as a result of claims related to storms and floods earlier this year in Hungary and further investments in AEGON’s business in Turkey.

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Operations in Asia made a loss of EUR 17 million as a result of continued investments in the company’s joint-ventures in China, India and Japan. In addition, results last year included underlying earnings before tax from AEGON’s asset management operations. These earnings are now reported separately.

•

Underlying earnings before tax from Spain and France increased to EUR 39 million compared with the first half year of 2009, mainly due to higher contributions from La Mondiale in France and AEGON’s bancassurance partnerships in Spain.

•	Underlying earnings before tax from asset management amounted to EUR 19 million.

Operating expenses

Operating expenses amounted to EUR 260 million in the first half year of 2010, an increase from last year due to the inclusion of AEGON Asset Management in New Markets.

Sales and deposits

New life sales for New Markets declined to EUR 140 million in the first half year of 2010. Sales growth in both Central & Eastern Europe and Asia was more than offset by lower sales of recurring premium products in Spain.

•

In Spain, total new life sales declined 28% to EUR 78 million as a result of lower production from CAM, one of AEGON’s local savings bank partners, while AEGON’s own insurance operation and the four other partners all recorded sales growth compared with the first half year of 2009.

•

New life sales in Central & Eastern Europe increased to EUR 43 million as a result of single premium sales in Poland, continued growth in Hungary and a successful shift in Turkey from pensions to life insurance sales.

•	In Asia, new life sales rose to EUR 19 million as both China and India reported increased sales.

•

New premium production of general insurance increased to EUR 15 million, mainly driven by household and motor insurance sales in Hungary. From July 1, 2010, AEGON has been offering household insurance to customers in the Czech Republic and Slovakia as well, leveraging on the experience and expertise of the Hungarian non-life business.

•	Gross deposits from New Markets increased to EUR 3.4 billion primarily as a result of growth in asset management deposits.

Market developments

In Spain, the financial sector is undergoing consolidation and restructuring. Consequently, a number of the country’s saving banks are in the process of either merging or entering into so-called integration agreements. This process will affect some of AEGON’s joint-ventures in Spain, particularly as in certain cases newly formed savings banks now have several insurance partners and are likely to select just one to do business with in the future. AEGON is not in a position to speculate about the outcome of this process, but intends to maintain its current share of the Spanish life insurance market.

In Hungary, an additional tax has been introduced for financial institutions domiciled in the country. This tax applies to the years 2010, 2011 and 2012. Based on initial estimates, AEGON believes this will lead to additional charges of EUR 20 million in 2010, of which EUR 10 million has been accounted for in the first half year of 2010 in Other charges.

vi Subsequent events

On July 8, 2010, AEGON The Netherlands completed the sale of EUR 1,017,500,000 Class A residential mortgage backed securities (RMBS) in a private placement with institutional investors. These securities are expected to have a weighted average life of 4.3 years and are priced at par with a coupon of three month Euribor plus 1.35%. The securities were issued under the Dutch SAECURE program. The net proceeds will be used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

vii Liquidity and capital resources

Basic principles

AEGON’s approach to capital and liquidity management is guided by certain basic principles:

•	To ensure strong capital adequacy across the company.

•	To manage and allocate capital efficiently to maximize sustainable returns and facilitate growth objectives.

•	To manage the company’s capital base and leverage so as to maintain and reflect capital strength while permitting an efficient capital structure.

•	To maintain sufficient liquidity to ensure AEGON is able to meet its obligations in a timely manner and at a reasonable cost.

•	To ensure continued access to international money and capital markets on competitive terms, to sustain financial flexibility and maintain a lower cost of capital.

Taken together, these goals are intended to strengthen AEGON’s ability to withstand losses from adverse business and market conditions, enhance its financial flexibility, and serve the interests of the company’s stakeholders.

AEGON’s Group Treasury & Capital Management department manages and coordinates liquidity and capital management strategy and processes under the remit of the Group Risk & Capital Committee.

Since June 2008, AEGON set out a number of measures designed to release capital from the company’s existing businesses over the next several years. These measures are aimed at preserving capital and strengthening the company’s overall position. As a result of these measures, AEGON was able to release EUR 3.3 billion in capital from its businesses in 2009, significantly above the company’s target for the year of EUR 1.5 billion. In the first half of 2010, AEGON was able to realize a further EUR 371 million of capital preservations.

In the early part of 2010, AEGON N.V. further diversified its access to money markets by initiating a EUR 1 billion domestic French commercial paper program. Additionally, AEGON has chosen to delist from the Tokyo Stock Exchange as the volume of AEGON shares traded on the exchange was negligible, not justifying the related expenses. AEGON shares will continue to be listed on Euronext Amsterdam, the New York Stock Exchange and the London Stock Exchange.

In early July 2010, AEGON successfully completed the sale of EUR 1 billion Class A residential mortgage-backed securities (RMBS) in a private placement with institutional investors to finance a part of the existing Dutch mortgage portfolio of AEGON. The securities are rated AAA by Standard & Poor’s, Aaa by Moody’s Investor Service and AAA by Fitch.

AEGON’s excess capital position declined by around EUR 0.7 billion from EUR 3.7 billion to EUR 3.0 billion during the first half of the year. The decline was mainly as a result of Standard & Poor’s revising its asset related risk charges in its risk-based capital adequacy model.

Liquidity management and debt funding

Liquidity management

Liquidity management is a fundamental building block of AEGON’s overall financial planning and capital allocation processes.

AEGON’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and to pay dividends to AEGON N.V., if the subsidiary’s capital position so allows.

At AEGON N.V., liquidity is mainly sourced from internal payments by operating companies. Additional liquidity comes from capital raising, debt funding in the form of medium term note and commercial paper issuance, backed by credit facilities.

AEGON N.V. uses its liquidity primarily to fund operating expenses, interest payments on its debt, investments in country units, and distributions to providers of various forms of capital including shareholders.

Liquidity is coordinated centrally and managed both at AEGON N.V. and at country unit levels. AEGON’s liquidity position remained strong throughout the first half of 2010. At June 30, 2010, AEGON N.V. held at group level a balance of EUR 1.1 billion in excess cash compared with EUR 1.4 billion as at the end of 2009.

AEGON’s aim is to ensure that liquidity is sufficient to meet cash demands even under certain extreme conditions. The amount of liquidity held is determined by the company’s liquidity risk policy, which ensures that AEGON and its operating companies maintain a prudent liquidity profile. Liquidity is measured and stress-tested consistently across the company, and a liquidity stress management plan is maintained at Group Treasury and at individual country units. Stress tests combine a severe ‘policy surrender’ scenario with an ‘impaired asset’ scenario. AEGON’s liquidity policy requires that all operating units measure the period they can maintain a projected positive cash balance without needing to sell any non-cash assets, while meeting all cash demands for a period of two years1.

Debt funding

Most of AEGON’s debt is issued by the parent company, AEGON N.V. In addition, a limited number of other AEGON companies have also issued debt securities that, for the large part, are guaranteed by AEGON N.V. AEGON N.V. has regular access to international capital markets under its USD 6 billion debt issuance program. Access to US markets is facilitated by a separate US shelf registration.

In addition, AEGON has access to domestic and international money markets through AEGON N.V.’s and AEGON Funding Company LLC’s (also guaranteed by AEGON N.V.) combined USD 4.5 billion in Euro and US commercial paper programs. In early 2010, AEGON N.V. put in place a EUR 1 billion domestic French commercial paper program. At June 30, 2010, AEGON had EUR 686 million outstanding under these programs.

AEGON maintains back-up credit facilities to support outstanding amounts under its commercial paper programs. The company’s principal arrangement is a USD 3 billion syndicated back-up facility maturing in 2012. In addition, AEGON maintains USD 425 million of shorter-dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any of its liquidity back-up facilities.

AEGON N.V.’s excess liquidity is invested in highly liquid, short-term assets in accordance with internal risk management policies. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital and other requirements. AEGON considers its working capital, backed by external funding programs and facilities, to be ample for the company’s present requirements.

Though operational leverage is not deemed to be part of the capital base, it is an important source of liquidity and funding. Operational debt relates primarily to the funding of mortgages in The Netherlands and the funding of regulation XXX and Guideline AXXX redundant reserves in the US.

Capital management

AEGON’s overall capital management depends on the following considerations:

•	Capital requirements – AEGON’s defines capital adequacy as whichever is the most stringent of its relevant capital requirements (see below).

•

Capital quality – AEGON stipulates that at least 70% of its capital base must be composed of core capital. Core capital is comprised of Shareholders’ Equity excluding the revaluation reserve and high equity content instruments such as the Convertible Core Capital Securities. As at June 30, 2010, Shareholders’ Equity excluding the revaluation reserve represented 89% of core capital compared to 87% at December 31, 2009.

•	Capital leverage – AEGON sets out clear guidelines on the amounts of capital securities and debt the company can use as part of its overall capital base.

In addition, AEGON measures its EU Insurance Group Directive (IGD) ratio in accordance with the regulatory requirements of the Dutch Central Bank. The IGD ratio takes into account the capital of the insurance group as a whole. The IGD ratio is based on a weighted average of Solvency I capital requirements for operations inside the European Union and based on local regulatory capital requirements for those outside. In the United States, for example, required capital for life insurance companies is equivalent to twice the upper end of the Company Action Level range of the Risk Based Capital requirement set by the US National Association of Insurance Commissioners. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

[1]	Where cash is defined as cash, cash equivalents and highly liquid securities issued by governments, or entities fully and explicitly guaranteed by governments, in domestic denominations.

Capital adequacy

Capital adequacy is managed at company-wide, country and operating unit levels, as well as by individual legal entities within the organization.

AEGON’s goal is to ensure that all operating companies maintain a strong financial position, now and into the future, even after sustaining losses from adverse business and market conditions.

As a matter of policy, AEGON maintains its companies’ capital adequacy at whichever is the higher of the following:

•	Local regulatory requirements

•	Relevant local Standard & Poor’s requirements for AA capital adequacy

•	Any additionally self-imposed internal requirements

AEGON’s excess capital position per June 30, 2010 remained strong at EUR 3.0 billion, down from EUR 3.7 billion at December 31, 2009. The decrease was mainly as a result of revised risk charges for asset related risks in Standard & Poor’s risk-based capital adequacy model.

AEGON’s IGD ratio was approximately 200% which was slightly down from 204% as per year-end 2009.

Capital base and leverage tolerances

AEGON applies leverage tolerances to its capital base that are consistent with its financial strength objectives. Leverage is defined as the relative amount of non-core capital in AEGON’s overall capital base. The capital base reflects the capital employed across the company and consists of:

•

Core capital (comprising shareholders’ equity, excluding the company’s revaluation reserve, plus the remaining balance of the convertible core capital securities provided by the Dutch State in December 2008).

•	Perpetual capital securities (including currency revaluations).

•	Dated subordinated and senior debt.

AEGON’s target is for its capital base to comprise at least 70% core capital, no more than 25% perpetual capital securities and targets up to 5% dated subordinated debt and senior debt. At June 30, 2010, AEGON’s capital base consisted of 74.0% core capital and 19.2% perpetual capital securities. Senior and dated subordinated debt accounted for the remaining 6.8%. Over time AEGON will increase the proportion of core capital to 75%.

At June 30, 2010, AEGON’s core capital – comprising shareholders’ equity and the convertible core capital securities issued in 2008, but excluding the company’s revaluation reserve – totaled EUR 18.6 billion, compared with EUR 15.9 billion as at the end of 2009. As at June 30, 2010, Shareholders’ Equity excluding the revaluation reserve represented 89% of core capital which was 2 percentage points higher than at December 31, 2010.

Group equity consists of core capital, including the revaluation reserve, plus other equity securities. These other securities include Perpetual Cumulative Capital Securities and Junior Perpetual Capital Securities, as well as other equity reserves. At June 30, 2010, AEGON’s group equity, totaled EUR 23.9 billion, up from EUR 18.9 billion at December 31, 2009. AEGON’s other equity securities meanwhile amounted to EUR 4.7 billion.

Financial flexibility

At June 30, 2010, AEGON’s financial flexibility – the company’s excess capital above S&P AA capital adequacy requirements plus its additional leverage capacity2 – amounted to EUR 3.3 billion. This figure gives an indication of the company’s capacity to deploy capital internally either by using funds it already holds in the form of excess capital or else by obtaining additional funds through the issuance of further debt.

Repaying the Dutch State

In December 2008, as part of the company’s response to the financial crisis, AEGON secured EUR 3 billion in additional convertible core capital from Vereniging AEGON, funded by the Dutch State. AEGON obtained this additional capital at the height of the crisis as a necessary precaution against further sharp declines in world financial markets. The capital was provided by the Dutch State as part of a broader program to support fundamentally sound and viable banks and insurance companies in the Netherlands during the financial crisis.

At the end of November 2009, following a successful equity issue, AEGON repaid EUR 1 billion of the EUR 3 billion received. AEGON’s priority is to repay the remaining EUR 2 billion as soon as it is feasible and responsible to do so.

[2]	Excess capital is the capital over and above the most stringent capital adequacy requirements adhered to by AEGON’s companies plus any excess capital held at the level of AEGON N.V. Additional leverage capacity,, a management imposed limitation on assuming debt, is the maximum capacity to issue additional debt under the company’s leverage tolerances.

DISCLAIMER

Local currencies and constant currency exchange rates

This report contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

FORWARD LOOKING STATEMENTS

Forward-looking statements

The statements contained in this report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

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Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.